VISION SCIENCES

Innovation in Infection Control for Endoscopy

ANNUAL
REPORT

for the year ended
March 31, 2002

www.visionsciences.com
www.endosheath.com

Letter to Shareholders

Dear Shareholder:

I am pleased to report that during the past year, your Company has seen greatly increased acceptance of its EndoSheath® System ("EndoSheath") technology in the Ear-Nose-Throat ("ENT") market. We are pleased that this technology benefited almost 240,000 patients during the fiscal year ended March 31, 2002 ("FY 02"). In addition, we have made significant progress in bringing the benefits of the EndoSheath System to patients undergoing bronchoscopy, as our Slide-On™ bronchoscope EndoSheath system was cleared for marketing by the US Food and Drug Administration (the "FDA") in May 2002. I must also report to you, however, that the past year has not been without its difficulties as well, as we have seen declining revenues for our Sigmoidoscope EndoSheath system, and sales in our industrial segment suffered from the effects of the events of September 11, 2001.

The positive results in the ENT market, where unit demand for our Slide-On™ ENT EndoSheath increased by 10% in FY 02, compared to last year, were fueled by an increase in demand from international customers of 14%, and from domestic customers of 5%. International demand arose not only from our traditional base of distributors, but also from new distributors in Western Europe, where concern continues over the potential transmission of variant Creutzfeld-Jacob Disease. Although we initially experienced slower growth in the demand for ENT EndoSheaths from the domestic market, in our fourth fiscal quarter demand increased by 21%, and we expect this momentum to continue into next fiscal year.

During FY 02, we experienced a 50% increase in the number of ENT endoscopes sold, resulting in an increase in revenues of approximately 45%. These sales were split about equally between domestic and international customers, reflecting our efforts to reposition and refocus our domestic and international sales channels. Unit demand for the Sigmoidoscope EndoSheath declined by 44% in FY 02, as our customer base continued to switch to conventional endoscopes. These customers have indicated the lack of reimbursement for our EndoSheath was the primary cause for this switch.

The industrial segment decline in revenues of 8% was primarily due to the events of September 11, 2001. These events resulted in a decline in air travel, resulting in a decline in aircraft maintenance, the primary market for this segment. We have responded by seeking orders from other markets, most notably the defense market, but still expect sales to remain weak through at least the first two quarters of our fiscal year ending March 31, 2003 ("FY 03").

Our gross profit declined in FY 02 due to lower demand for Sigmoidoscope EndoSheaths, lower prices for ENT EndoSheaths and lower volume of industrial segment products, partially offset by higher volume of ENT endoscopes and EndoSheaths. We expect gross profit from ENT products in FY 03 to improve as unit volume increases, and as we complete the installation of new equipment designed specifically for the manufacture of ENT EndoSheaths.

Operating expenses declined in FY 02, due to no external R&D investment and lower costs for stock-based compensation. As a result, operating loss was comparable to the FY 01 operating loss. We expect operating costs to increase in FY 03, as we increase spending to promote ENT products, and for the development of new products, including the new Slide-On bronchoscope EndoSheath and an ENT EndoSheath with a channel. Our primary focus in new product development continues to include reducing cost, improving ease of use and performance and enhancing therapeutic uses for the EndoSheath in addition to its proven infection control benefits.

Our investment in 3DV Systems Ltd. continues to show promise, as 3DV works to open markets for its groundbreaking technology. 3DV has reduced its cash burn rate, and Vision Sciences is not required to invest additional funds. Nonetheless, your Vice Chairman, Lewis Pell, and I have each personally provided convertible loans, in excess of $600,000 each, to 3DV. Vision Sciences has an option to assume these loans for only the principal amount. This option is exercisable at the Company's sole discretion, and there is no requirement or commitment to do so. In other R&D activities, we have completed the application process for six (6) patents surrounding our CMOS image sensor design. We continue to believe these investments will bear fruit for our shareholders.

This past year we have seen greatly increased public awareness and concern about the safety of conventional endoscopes, due to incidents specifically related to deficiencies in the design and reprocessing of these complicated devices. The EndoSheath System elegantly addresses these issues, and improves efficiency and productivity in the endoscopy unit or physician office, while greatly enhancing patient safety. During the upcoming fiscal year we will continue to seek to aggressively penetrate the ENT market, re-enter the pulmonary market, control our costs, develop innovative new products, improve efficiency and inform the public of the substantial benefits that our products provide. We believe more than ever that your Company has an important mission to fulfill, and we will continue to work diligently toward this mission.

I would like to thank all of you for your past and continued support. I want to assure you that the Board of Directors, management and employees of Vision Sciences are confident that our marketing efforts, as well as our technology initiatives, will continue to bear fruit in the next fiscal year, and that our efforts to build value for our shareholders, our customers and our employees will be amply rewarded.

Sincerely,

Katsumi Oneda
President/CEO/Chairman
July 5, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K*

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended March 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 0-20970

Vision-Sciences, Inc.

(Exact name of Registrant as specified in its charter)

DELAWARE *(State or other jurisdiction of incorporation or organization)*	**13-3430173** *(I.R.S. Employer Identification Number)*
9 Strathmore Road **Natick, Massachusetts** *(Address of principal executive offices)*	**01760** *(Zip Code)*

Registrant's telephone number, including area code: (508) 650-9971

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _____

Aggregate market value of Common Stock held by non-affiliates of the Registrant as of May 1, 2002 based upon the last sale price of the Common Stock on the Nasdaq SmallCap Market as reported by Nasdaq: $18,766,087

Number of shares outstanding of the Registrant's Common Stock as of May 1, 2002: 27,105,355

Documents incorporated by reference: Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

* Exhibits to Form 10-K have been included only in copies of Form 10-K filed with the Securities and Exchange Commission.

PART I

Item 1. Business

This Annual Report on Form 10-K contains forward-looking statements, including statements about new product introductions, expectations as to future sales of the products of Vision-Sciences, Inc. (the "Company"), the availability of supplies, the sufficiency of the Company's capital resources to meet anticipated capital requirements, the Company's intentions to continue selling through its indirect sales force and the Company's expectations as to future expenditures, including research and development expenditures. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to the availability of capital resources, the availability of third-party reimbursement, government regulation, commercialization and technological difficulties, general economic conditions and other risks detailed below. See "Certain Factors That May Affect The Company's Future Operating Results."

This Business section should be read in conjunction with The Consolidated Financial Statements of the Company and its subsidiaries attached hereto as Appendix A, including the notes thereto.

The Company develops, manufactures and markets products for endoscopy, the science of using an instrument, known as an endoscope, to provide minimally invasive access to areas not readily visible to the human eye. The Company operates in three reportable segments, medical, industrial and corporate.

The medical segment designs, manufactures and sells an EndoSheath® System ("EndoSheath"), a single-use device that slides on to the insertion tube of a flexible endoscope. The insertion tube is the part of an endoscope that enters the patient's body. The EndoSheath gives health-care providers economic advantages compared to using conventional flexible endoscopes, as utilizing the EndoSheath allows them to avoid the burdensome cleaning required of conventional endoscopes. In addition, the EndoSheath is a sterile device that provides patients with a contaminant-free procedure. The risk of cross-contamination results from the reuse of conventional flexible endoscopes.

The Company manufactures EndoSheath products primarily for nasopharyngo-laryngoscopes ("ENT endoscopes"), sigmoidoscopes and bronchoscopes. The Company manufactures and sells a Slide-On™ ENT EndoSheath for use on its own flexible ENT endoscope, and Slide-On models for the ENT endoscopes of other major manufacturers of ENT endoscopes. The Slide-On ENT EndoSheath covers all surfaces of the endoscope that come in contact with the patient, but does not contain channels. The Company also manufactures and sells EndoSheaths for its own proprietary sigmoidoscope and bronchoscope. These models of EndoSheaths are designed to cover all surfaces of the endoscope that come in contact with the patient and, in addition, contains the air, water, suction and accessory channels that are integral parts of similar conventional flexible endoscopes. The Company's sigmoidoscope and bronchoscope do not contain these channels, as they are present in each of the EndoSheaths, as required. The Company has designed these endoscopes and complementary EndoSheaths to fit together, resulting in an insertion tube that is approximately the same diameter as conventional endoscopes. In addition to the Slide-On ENT EndoSheath and the EndoSheaths for video and fiber optic sigmoidoscopes and bronchoscopes, the Company has developed a family of disposable EndoSheath/reusable flexible endoscope systems for colonoscopy and gastroscopy.

In December 1992, the Company began commercial shipments of its first EndoSheath, for use with one of its ENT endoscopes. In January 1993, the Company received clearance from the U.S. Food and Drug Administration (the "FDA") to market four additional disposable EndoSheaths for use with certain other ENT endoscopes. In February 1994, the Company received clearance from the FDA to market its black and white CCD video sigmoidoscope and EndoSheath system. In February 1995, the Company received clearance from the FDA to market its 130 cm length fiberoptic colonoscope and EndoSheath system and its fiberoptic gastroscope and EndoSheath system. In December 1995, the Company received clearance from the FDA to market its fiberoptic ENT scope. In December 1996, the Company received clearance from the FDA to market its fiberoptic bronchoscope and EndoSheath system. In January 1997, the Company received clearance from the FDA to market its color video sigmoidoscope. In April 1999, the Company received clearance from the FDA to market its Slide-On EndoSheath for use with not only the Company's ENT endoscope, but also for ENT endoscopes of other companies. In April 2002, the Company applied to the FDA for clearance to market its new Slide-On bronchoscope EndoSheath, for use with the Company's proprietary bronchoscope.

The industrial segment designs, manufactures and markets flexible endoscopes for industrial markets, primarily aircraft maintenance, jet engine manufacturing and defense. In addition, the industrial segment manufactures and repairs flexible endoscopes for the medical segment.

The corporate segment consists of certain administrative activities beneficial to the Company as a whole, and the management oversight of the Company's investments in 3DV Systems Ltd. ("3DV"), Vision Sciences, Ltd. and the Company's contribution to a University of Georgia research project in Egypt (the "Egypt Project").

The Company was incorporated in Delaware in 1987 under the name Machida Incorporated. Since that time, the Company has acquired by merger Cyberex Corporation (in October 1988) and Vascu-Care, Inc. (in March 1989), and acquired pursuant to a share exchange Opielab, Inc. (in September 1990). The Company changed its name to Vision-Sciences, Inc. in December 1990. The Company's principal executive offices are located at 9 Strathmore Road, Natick, Massachusetts 01760. Its telephone number is (508) 650-9971.

Endoscopy

Background

Endoscopy is a minimally invasive technique that is being used with increased frequency in a growing number of medical applications. Endoscopes are used for a variety of screening and diagnostic procedures and are also used therapeutically as an alternative to more traditional surgical procedures. Endoscopic therapeutic procedures, unlike more traditional "open" surgical procedures, can be performed without a major incision, in most cases without general anesthesia, and are, therefore, safer and less expensive than traditional surgical procedures. In addition, endoscopic procedures are typically performed on an outpatient basis and generally involve less recovery time and patient discomfort than traditional surgery. The patient benefits and cost savings associated with endoscopy have caused many governmental reimbursement programs and private health insurance plans to encourage the use of endoscopic procedures in a number of medical applications.

Flexible endoscopes are tubular instruments that enter the body through a natural orifice and enable physicians to view the interior of a body organ or cavity remotely and perform various screening, diagnostic, and therapeutic procedures. Flexible endoscopes generally utilize fiberoptic bundles or video camera technology for image production. The physician can steer the distal portion of a flexible endoscope with control knobs on the endoscope's operator body. By maneuvering the tip of the endoscope, the physician can access body regions through lengthy and twisted passageways, such as the colon, and perform a variety of procedures. Most flexible endoscopes contain a series of channels running the length of the endoscope for delivery of air, water, suction and accessory devices, such as biopsy forceps and cutting instruments.

Rigid endoscopes generally utilize a stainless steel tube encasing a series of high resolution lenses to transmit the optical image. Most rigid endoscopes do not contain the channels that are characteristic of flexible endoscopes. Rigid endoscopes are currently utilized for diagnostic and surgical procedures such as arthroscopy, laparoscopy, and urological and gynecological procedures. While rigid endoscopes for other medical applications, such as bronchoscopes, sigmoidoscopes and nasopharyngo-laryngoscopes are still marketed, they have largely been supplanted by flexible endoscopes, which offer improved patient comfort and better handling capabilities. The Company does not currently plan to manufacture endoscopes for the rigid endoscope market.

Applications

Flexible endoscopes are widely used in hospitals, clinics and physicians' offices, primarily on an outpatient basis. The Company's flexible endoscopes are designed primarily for screening, diagnostic and therapeutic procedures in fields such as otolaryngology (ear-nose-throat medicine, or "ENT"), gastroenterology, surgery, primary care and pulmonary medicine. The Company estimates, based on various industry sources, that approximately 20 million flexible endoscopic procedures in these fields were performed in the United States in 1995.

ENT Endoscopes. These endoscopes are used for viewing the ears, nose, throat and larynx for diagnostic purposes, such as testing for throat cancer or sleep apnea. The Company estimates that based on industry sources, approximately 4 million such procedures were performed in the United States in 1995, generally by otolaryngologists and allergists in hospitals, clinics and physicians' offices.

Gastrointestinal Endoscopes. The Company estimates that based on industry sources, over 12 million flexible endoscopic procedures involving the screening, diagnosis or treatment of the colon, esophagus, stomach and duodenum were performed in the United States in 1995. Continued growth in such procedures is expected to result from an increase in sigmoidoscopies performed for the purpose of detecting cancer of the descending colon, as well as the increased medical needs associated with an aging population. The American Cancer Society has recommended that every adult over the age of 50 (currently approximately 70 million Americans) receive a screening sigmoidoscopy every three to five years.

The most common flexible endoscopes used in gastrointestinal ("GI") endoscopy are as follows:

- *Sigmoidoscopes* are used for viewing the sigmoid colon and descending colon for screening and diagnostic purposes, such as screening for colon cancer. An estimated 4.7 million procedures were performed in the United States in 1995 by gastroenterologists, family practitioners and general and colon-rectal surgeons in hospitals, clinics and physicians' offices, primarily on an outpatient basis.

- *Colonoscopes* are used for viewing the complete colon for screening, diagnostic and therapeutic purposes, such as removing polyps. Colonoscopy is often performed following sigmoidoscopy. An estimated 3.6 million procedures were performed in the United States in 1995, primarily by gastroenterologists and colon-rectal surgeons in hospitals and clinics.

- *Gastroscopes* are used for viewing the esophagus and the stomach for diagnostic and therapeutic purposes, such as detecting and cauterizing ulcers. An estimated 4.2 million procedures were performed in the United States in 1995 by gastroenterologists in hospitals and clinics.

- *Duodenoscopes* are used for viewing and intubating the biliary and pancreatic ducts from the duodenum for diagnostic and therapeutic purposes, such as detecting gallstones. An estimated 400,000 procedures were performed in the United States in 1995 by gastroenterologists in a hospital setting.

Pulmonary Endoscopes. A bronchoscope and an intubation endoscope are flexible endoscopes used for viewing the trachea, bronchi and lungs for diagnostic and therapeutic purposes, generally by pulmonary specialists and anesthesiologists in a clinic or hospital setting. The Company estimates that based on industry sources, approximately 500,000 procedures using flexible bronchoscopes are performed in the United States annually. Because pneumonia is common in persons infected with the HIV virus, and because bronchoscopy is often used to make this diagnosis, there has been increased usage of bronchoscopes for this purpose, as well as greater recognition of the need to perform bronchoscopies in a contamination-free manner to protect both the HIV positive patients, who have weakened immune systems, and subsequent patients on whom the bronchoscope is used.

Problems with Conventional Flexible Endoscopes

While endoscopy represents a significant advance in the field of clinical medicine, conventional flexible endoscopes present a number of health risks and problems to both patients and medical personnel. Conventional flexible endoscopes are intended for repeated use in hundreds of procedures and, with each use, come in contact with some combination of the patient's blood, tissue, mucus, saliva or stool. Therefore, a conventional flexible endoscope must be meticulously manually cleaned and disinfected after each procedure. However, the design of conventional flexible endoscopes makes it impossible to sterilize them, and even difficult to attain high-level disinfection after cleaning. As a result, the repeated use of conventional flexible endoscopes and the difficulty in thoroughly cleaning and disinfecting them after each use create the following problems:

- Patients, and to a lesser degree the physicians using the flexible endoscopes and the nurse assistants cleaning them, are exposed to the risk of infection from contaminated endoscopes that results from their repeated use.
- The nurses or other medical personnel who clean the endoscope face health risks from exposure to toxic disinfecting agents used in the cleaning process.
- The proper cleaning of a flexible endoscope is relatively expensive, time-consuming and arduous.
- The repeated cleaning of a flexible endoscope subjects it to wear and tear, reduces its useful life and impairs the quality of its optics; in addition, improper cleaning can cause blocked channels, which require expensive endoscope repairs.
- The time needed to clean a flexible endoscope after each use results in a period of "down time" during which the endoscope cannot be used and may require users to buy and maintain multiple endoscopes.

Difficulty of Proper Cleaning. The problems associated with cleaning conventional flexible endoscopes can be better understood by examining the cleaning procedures they require. The cleaning of endoscopes is generally the responsibility of the nurse or endoscopic assistant. The Society of Gastroenterology Nurses and Associates, Inc., in 1990 published Recommended Guidelines for Infection Control in Gastrointestinal Endoscopy Settings (the "SGNA Guidelines"). Although cleaning procedures for endoscopes vary widely, the following is a summary of the principal steps in the cleaning procedures that are called for by the SGNA Guidelines.

- Inspection—Endoscopes should be tested for leaks and inspected for damage. Even small leaks can lead to costly fiberoptic or video component damage or contamination of the endoscope.
- Cleaning—After gross cleaning to remove patient material, endoscopes should be thoroughly rinsed, the detachable parts should be removed and cleaned and exteriors should be sponge-cleaned. All internal channels that are accessible should be scrubbed with brushes, while unreachable air and water channels should be rinsed clear of residual patient organic matter, as the presence of such matter diminishes the effectiveness of the disinfecting agents used. The endoscope should then be washed in a detergent and enzyme solution, with such cleaning agents drawn through internal channels. The endoscope should then be rinsed, with excess water removed, since residual water can dilute disinfectants.

- Disinfection—Endoscopes should be disinfected using recommended chemical agents or an automated cleaner. Disinfectants must also be drawn through internal channels during this process. Although certain sterilization methods are available for flexible endoscopes, conventional heat sterilization will destroy flexible endoscopes.
- Rinsing—To ensure that patients are not exposed to toxic disinfectants, endoscopes should be thoroughly rinsed using either tap water or sterile water, followed by a final rinse in an alcohol solution.
- Drying—Endoscopes and channels should be dried using forced air, flushed with an alcohol solution and dried again, prior to storage.
- Storage—Endoscopes should be hung vertically in well-ventilated cabinets to prevent recontamination or damage between uses.

Proper cleaning of conventional flexible endoscopes, even when done in compliance with the SGNA Guidelines, is difficult to achieve for a number of reasons. Firstly, the design of conventional flexible endoscopes, which includes channels, joints and crevices, makes it difficult to reach and clean all parts of the endoscope. As the SGNA Guidelines state, an endoscope's "complex and fragile structure presents problems in cleaning/disinfecting/sterilizing". Secondly, the Company believes the most important step in the cleaning process is the manual removal of organic material, and therefore, the opportunity for human error is always present, even if optimal cleaning procedures are followed. Finally, there are questions concerning the efficiency of some disinfecting agents used in the endoscope cleaning process. For example, in 1991 the FDA recommended that the medical profession cease the use of Sporicidin, a widely-used endoscope disinfectant, based upon the FDA's conclusion that this disinfectant does not work. The FDA has also required that the manufacturers of 2.4% glutaraldehyde-based disinfectants change the recommended soak time on their instructions for use from 20 minutes to 45 minutes, and increase the temperature from 20 degrees Celsius to 25 degrees Celsius. This longer soak time means slower turnaround on conventional scopes, and the increased temperature of the glutaraldehyde is hazardous due to increased caustic vapors released during heating.

Health Risks. Because flexible endoscopes are difficult to clean properly, sterilization (the complete elimination of microbial life) is virtually impossible to achieve. Therefore, "high-level disinfection" (the elimination of all microbial life other than the most highly resistant spores) is the standard for flexible endoscope cleaning currently recommended by the Centers for Disease Control. However, studies indicate that high-level disinfection is often not attained and that cross-contamination remains a risk to patients and medical personnel.

An FDA-sponsored study published in The American Journal of Medicine in March 1992 reported that 23.9% of the gastrointestinal endoscopes tested produced 100,000 or more bacterial colonies *after* all cleaning and disinfection procedures had been completed, and the endoscopes were deemed ready for use on the next patient. This study concluded that "actual disinfection/sterilization procedures for endoscopes are not always optimal, and high-level disinfection of gastrointestinal endoscopes is not always achieved." Numerous infectious agents, including tuberculosis and salmonella, have been reported in the medical literature as having been transmitted through the use of contaminated endoscopes. Concern about the risk of endoscopic cross-contamination has also been heightened by the increasing prevalence of the HIV and hepatitis viruses.

The cleaning procedures required for endoscopes also subject medical personnel to health risks (such as severe eye, nose and throat irritation, nausea, headaches, asthma and skin rashes) from exposure to toxic disinfecting agents. The Occupational Safety and Health Administration has classified glutaraldehyde, a key ingredient in many endoscope disinfecting agents, as a highly toxic material and requires hospitals, clinics and physicians' offices to reduce the level of emissions to 0.2 parts per million wherever glutaraldehyde is used. In addition, toxic disinfectants must be disposed of in compliance with applicable environmental laws.

Other Problems. In addition to the health problems posed by the use and cleaning of conventional flexible endoscopes, the required cleaning of these products is relatively expensive, time-consuming and arduous. The Company estimates, based upon its own experience, that the cleaning and disinfection procedure required following each use of a flexible endoscope, if done in compliance with the FDA recommendations, would take 60 minutes. The repeated cleaning in harsh chemical disinfectants also subjects a flexible endoscope to wear and tear, reducing its useful life and impairing the quality of its optics. Moreover, the failure to clean all organic materials from a flexible endoscope's channels is a common cause of blocked channels, which require expensive endoscope repairs as well as a back-up inventory of endoscopes. In addition, the need to properly clean a flexible endoscope after each use requires that each doctor performing endoscopies must either have access to a number of endoscopes or be forced to wait an estimated 60 minutes between each endoscopic procedure (assuming the endoscope is cleaned in compliance with FDA Guidelines).

Company Strategy

The Company's primary business strategy is to develop, manufacture and market products for endoscopy which have infection-control and economic advantages over conventional flexible endoscopes. To implement this strategy, the Company has developed, and is marketing and selling, ENT EndoSheaths for use with certain conventional flexible ENT endoscopes currently sold by the Company and by other manufacturers. Health-care providers simply load the Slide-On ENT EndoSheaths on the insertion tube of an ENT endoscope without the aid of other equipment, such as air pumps, and slide them off and dispose of them when the procedure is completed. The ENT endoscope is ready for use in minutes for the next patient. The Slide-On ENT EndoSheath fits snugly on the insertion tube, and has a proprietary clear plastic window that allows viewing the cavity, without glare, from a light source. In addition, the Company has developed, and is marketing and selling, a family of disposable EndoSheath/reusable flexible endoscope systems for gastrointestinal endoscopy and pulmonary endoscopy. This family of products consists of two main components—a proprietary sterile disposable sheath, known as an EndoSheath, and a reusable flexible endoscope incorporating the Company's proprietary design. The Company is also developing a Slide-On bronchoscope EndoSheath to replace its current bronchoscope EndoSheath. The primary advantages of the new Slide-On bronchoscope EndoSheaths are expected to be its ease of use and lower cost, compared to the current product.

The Company believes that its EndoSheath technology offers the following advantages over conventional reusable flexible endoscopes:

- It represents the only known effective technology designed to eliminate the risk of cross-contamination from prior use of a flexible endoscope.
- It is designed to substantially reduce the health risks to nurses and other medical personnel resulting from exposure to toxic disinfecting agents used in the cleaning process.
- It significantly reduces the time and effort involved in the cleaning and disinfection of conventional flexible endoscopes by hospital staff.
- It reduces endoscope wear and tear resulting from repeated cleaning and reduces endoscope repair costs, as the air, water, suction and accessory channels that are the source of a majority of repairs have been made part of the disposable EndoSheath.
- It reduces endoscope "down time" since there is little delay before an endoscope is ready for use in the next procedure, and thereby allows hospitals and clinics to stock a smaller number of flexible endoscopes.
- It increases the number of patients that physicians can examine in a given period of time due to the reduced delay in endoscope processing between procedures.
- The Slide-On ENT EndoSheath gives physicians mobility, allowing them to examine many patients in a given period of time without having to bring multiple endoscopes to the examination site, or being dependent upon multiple endoscopes at the site.

During the fiscal years ended March 31, 2000, 2001 and 2002, ("FY 00", "FY 01", "FY 02", respectively) the Company has also pursued a strategy of exploring diversification toward the development of improved endoscopes and related imaging devices. Included in these exploratory areas have been the following:

- The use of advanced CMOS sensors in video endoscopes, in order to reduce their cost and size over traditional CCD sensored video endoscopes.
- The use of 3-Dimensional visualization enhancements to improve the perception of endoscopic images for both medical and industrial markets.

These areas of exploration have been undertaken through an agreement with Imagineering, Ltd. and through an investment in 3DV, two Israeli corporations. The goal of these investigations has been to analyze opportunities to further leverage the Company's core competencies in its current markets, while at the same time analyzing new technologies the Company may develop or acquire to enhance its offerings.

Products and Product Development Programs

The Company's primary products include the Slide-On ENT EndoSheath, a proprietary flexible ENT endoscope and a family of proprietary flexible endoscopes and EndoSheaths for gastrointestinal and pulmonary applications. In addition, the Company currently manufactures and sells borescopes, which are endoscope devices for industrial applications, and related products.

Medical Segment

ENT EndoSheaths and Endoscopes

The Company has developed a family of Slide-On ENT EndoSheaths for use with its own ENT endoscope and with ENT endoscopes manufactured by other companies. Slide-On EndoSheaths do not require the use of a pump to inflate the EndoSheath during installation onto an endoscope. Rather,

Slide-On EndoSheaths are made of proprietary materials that allow the health-care provider to slide the EndoSheath onto the insertion tube of an ENT endoscope. Slide-On EndoSheaths have proximal connectors that attach to the strain relief of any ENT endoscope, allowing a snug fit. In addition, Slide-On ENT EndoSheaths have an optically clear window that fits securely over the ENT endoscope tip, preventing glare. After the procedure is completed, the health-care provider slides the EndoSheath off the endoscope and disposes of it. In general, ENT endoscopes do not contain air, water, suction or accessory channels, as do endoscopes designed for use in gastroenterology. Therefore, the Company's Slide-On ENT EndoSheaths, designed to be the only component that comes into contact with the patient, do not contain channels. This makes the product simpler and less expensive than EndoSheaths designed for use with endoscopes that do contain channels. The Company has also developed its own ENT endoscope, the ENT-2000. The ENT-2000 has state-of-the-art fiberoptic bundles, is designed for inexpensive repairs and has other features that the Company believes make it competitive with ENT endoscopes of other major manufacturers. In December 1995, the Company received clearance from the FDA to market its own fiberoptic ENT scope, and in April 1999, the Company received clearance from the FDA to market its Slide-On ENT EndoSheath for use with the Company's ENT endoscope and with the endoscopes of other manufacturers.

Gastrointestinal and Pulmonary EndoSheath/Endoscope Systems

The Company has developed a family of proprietary flexible endoscope systems for GI and pulmonary applications consisting of two main components—proprietary, sterile, disposable EndoSheaths and reusable, flexible endoscopes incorporating the Company's proprietary design. The EndoSheaths and endoscopes included in these systems are functional only when used together.

Conventional flexible endoscopes generally include fiberoptic bundles or video cameras for image production, a series of channels for delivery of air, water, suction, and accessory devices and an operator body containing user control knobs. The Company's proprietary design separates these features between the disposable EndoSheath and the reusable endoscope. The Company's proprietary flexible endoscopes include the lighting, imaging and operator control features necessary to perform the intended medical procedures. The endoscopes also include microswitches instead of valves, and control knobs that may be removed for sterilization. The EndoSheaths, which are designed to cover all surfaces of the endoscope that come in contact with the patient, contain the air, water, suction and accessory channels that are a part of conventional flexible endoscopes, thus eliminating the need to clean these channels. The Company believes, based upon its own quality assurance testing of this product, and information from physicians who have purchased and are using the system, that this product functions clinically in essentially the same manner as conventional flexible endoscopes, requiring no retraining of personnel or changes in procedural techniques.

Installation of the EndoSheath onto the reusable endoscope can be performed in a matter of minutes and is accomplished by inflating the sterile EndoSheath with air, allowing the endoscope to be easily inserted into the EndoSheath. After an endoscopic procedure, the disposable EndoSheath is then re-inflated, and the flexible endoscope is removed from the EndoSheath. The EndoSheath and packaging are then discarded, and the reusable endoscope is ready for use with a new EndoSheath in the next procedure. This process takes 4 to 5 minutes, as compared to the 60 minutes estimated for the proper cleaning of a conventional flexible endoscope.

Due to the fact that the Company believes that sigmoidoscopy is one of the most frequently performed endoscopic procedures, a fiberoptic sigmoidoscope was the Company's first disposable EndoSheath/reusable flexible endoscope system. The Company received FDA clearance of its 510(k) Pre-market Notification for this product in October 1992 and began commercial shipments of this product in April 1993. The Company also received FDA clearance of its 510(k) Pre-market Notification for its black and white CCD video sigmoidoscope and EndoSheath system in February 1994, its 130 cm length fiberoptic colonoscope and EndoSheath system in February 1995, its fiberoptic gastroscope and

EndoSheath system in February 1995, and its fiberoptic ENT scope in December 1995. In December 1996, the Company received clearance from the FDA to market its fiberoptic bronchoscope and EndoSheath system. In January 1997, the Company received clearance from the FDA to market its color video sigmoidoscope.

Sales of the medical segment were approximately $3.5 million, or 52% of the Company's net sales, in FY 02. The Company expects that net sales of these products over the next several years will grow and constitute an increasing percentage of the Company's total business.

Industrial Segment

Under the Machida name, the Company designs, manufactures and markets flexible borescopes, which are similar in design to endoscopes and are used for inspection and quality-control functions in industrial applications, such as the inspection of aircraft engines and nuclear power plants. Through Machida, the Company was the first to offer a flexible borescope with a grinding attachment that allows users to "blend", or smooth, small cracks in small turbine blades of jet engines without disassembling the engine, which would involve significant expense and delay. The Company also offers a variety of ancillary products for use with flexible endoscopes and borescopes, such as light sources, cameras, adapters, accessories and imaging systems. Sales of industrial segment products were approximately $3.2 million, or 48% of the Company's net sales, in FY 02. The Company expects that net sales of these products over the next several years will remain relatively constant and will constitute a decreasing percentage of the Company's total business.

Sales and Marketing

Medical Segment

The customers for the Company's disposable EndoSheaths, flexible endoscopes and related products are otolaryngologists (ENT doctors), gastroenterologists, colon and rectal surgeons, pulmonologists and primary care physicians in hospitals, medical clinics and physicians' offices. As of May 1, 2002, the Company had five sales and marketing employees, and utilized 17 independent sales representatives in the United States and 14 independent distributors in Europe, Australia and Japan. The Company intends to expand this indirect sales force over the next year.

Although the Company has no specific plans or commitments in this regard, the Company may also license to one or more third parties rights to manufacture and sell reusable flexible endoscopes incorporating the Company's proprietary design features, while retaining the rights to manufacture and sell the EndoSheaths used with these endoscopes.

Industrial Segment

The Company's borescopes are sold both directly by its Machida subsidiary and through independent sales representatives. Sales of industrial products declined by 8% in FY 02, compared to FY 01. This decline was due to lower demand for repair of borescopes. The Company believes this reduction in sales is due to the events of September 11, 2001 that resulted in lower demand for air travel. The lower demand for air travel lead to jet engines being used less often, resulting in lower demand for maintenance and repairs of those engines.

International Sales and Sales to Major Customers

Sales to unaffiliated customers outside of the United States were approximately $1,239,000, $1,606,000 and $1,830,000 for FY 00, FY 01 and FY 02, respectively. In FY 02, sales to foreign customers accounted for approximately 34% of the Company's annual net sales of its medical segment and 20% of net annual sales of its industrial segment. The Company experienced increased sales of its medical products to foreign customers in Europe in FY 02. This increase was due to increased demand for the Company's Slide-On ENT EndoSheath arising from concerns regarding cross-infection, specifically about the spread of variant Creutzfeldt-Jacob disease. The Company expects to sell its medical segment products outside of the United States in the fiscal year ending March 31, 2003 ("FY 03") in approximately the same proportion as in FY 02. The Company currently sells certain models of its borescopes and repair services outside of the United States.

During FY 00, no customer accounted for more than 10% of net sales. During FY 01 and FY 02, Pratt Whitney accounted for 11% and 13%, respectively, of net sales.

Backlog

The Company had an order backlog of approximately $242,000 at March 31, 2002, compared to a backlog of approximately $523,000 at March 31, 2001. The backlog of the medical segment increased by approximately $106,000, while the backlog of the industrial segment declined by approximately $387,000. The increase in the medical segment backlog is primarily due to improved outreach to customers and the offer of lower prices for initial users of the Slide-On ENT EndoSheath. The lower backlog in the industrial segment is due to lower demand for new borescopes and repair services. The Company expects to fill over 75% of such order backlog in the current fiscal year.

Manufacturing and Suppliers

The Company produces its EndoSheaths at its Natick, Massachusetts facility using molded and extruded components purchased from independent vendors, some of which are manufactured to the Company's specifications. Most purchased components are available from multiple sources. With the exception of its supply agreement with Asahi Optical Co., Ltd. ("Asahi"), discussed below, the Company has no agreements with any of its vendors or suppliers and purchases its required components and supplies on a purchase-order basis. The Company contracts with third parties for the sterilization of EndoSheaths.

The Company assembles its flexible endoscopes for the medical and industrial segments at its Orangeburg, New York facility using purchased components and subassemblies, as well as certain proprietary components produced by the Company. Most purchased components and subassemblies are available from more than one supplier. However, certain critical components, such as image bundles for all endoscopes manufactured for the medical markets and operator control bodies for sigmoidoscopes, are currently being purchased solely from Asahi, which is the parent company of a competitor of the Company. These components are being purchased pursuant to a supply agreement, which expires in March 2003, subject to earlier termination by mutual consent or upon breach or bankruptcy, and which may be extended with the consent of both parties. The Company believes that while substitute components, which are currently produced by sources other than Asahi, would be available, such substitute components may be more expensive and of a lower quality and may require a redesign of the Company's endoscope and additional regulatory clearances. Moreover, such substitute components may not be immediately available in quantities needed by the Company. The Company's inability to obtain a sufficient quantity of such critical components on favorable terms could materially adversely affect the Company's business. To date, the Company has encountered no significant difficulties or delays in obtaining a sufficient quantity of such critical components or subassemblies for the Company's ENT endoscopes or for its proprietary flexible endoscopes designed for use with its EndoSheaths. However, there can be no assurance that no difficulties or delays will be experienced in the future as the Company increases its manufacturing operations. The industrial segment purchased approximately $859,000 and $760,000 of products from Pentax, a subsidiary of Asahi, in FY 02 and FY 01, respectively.

The Company's borescopes are assembled using components and subassemblies purchased from independent vendors. While most components and subassemblies are currently available from more than one supplier, certain critical components are currently purchased only from Machida Endoscope Company, Ltd., an unaffiliated Japanese company. The failure of the Company to obtain a sufficient quantity of such components on favorable terms could materially adversely affect the Company's business.

The Company purchases light sources, cameras, adapters, accessories and imaging systems for industrial applications from a variety of vendors.

The Company has negotiated the worldwide, royalty-free exclusive right from a third party to use polymer technology for manufacturing optically clear windows to be included in its EndoSheaths for use with ENT and intubation endoscopes. The Company has also negotiated a non-exclusive license to include the same technology in its EndoSheaths for use in other markets. Currently, the Company is using this technology in its ENT EndoSheaths and in EndoSheaths for its bronchoscopes.

Competition

The Company believes that the primary competitive factors in the medical market for flexible endoscopes and endosheaths are the safety and effectiveness (including optical quality) of the products offered, ease of product use, product reliability, price, physician familiarity with the manufacturer and its products and third-party reimbursement policies. In its industrial markets, the Company believes that product effectiveness, ease of product use, product reliability and price are the principal competitive factors. The Company's ability to compete in its markets is affected by its product development and innovation capabilities, its ability to obtain required regulatory clearances, its ability to protect the proprietary technology included in its products, its manufacturing and marketing skills and its ability to attract and retain skilled employees.

The flexible endoscopes and related products currently sold and under development by the Company face competition primarily from medical products companies such as Olympus and Pentax. In addition, any company that is able to significantly redesign conventional flexible endoscopes to simplify the cleaning process, or significantly improve the current methods of cleaning flexible endoscopes, would provide competition for the Company's products. The principal competitors for the Company's industrial products are Olympus and Welch Allyn, Inc.

Many of the Company's competitors and potential competitors have greater financial resources, research and development personnel and manufacturing and marketing capabilities than the Company. In addition, it is possible that other large health care companies may enter the flexible endoscope market in the future.

Patents and Proprietary Rights

The Company's success depends in part on its ability to maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy regarding the protection of its proprietary rights and innovations is to seek patents on those portions of its technology that it believes are patentable, and to protect as trade secrets other confidential and proprietary information.

The Company and its subsidiaries currently hold 24 U.S. patents and have 8 patent applications pending. In addition, the Company has 17 foreign patents and has 6 patent applications pending. All of these patents relate to its disposable EndoSheaths and reusable flexible endoscopes. These issued patents will expire on various dates in the years 2004 through 2019. In addition to those listed above, the Company has 6 patent applications pending in the U.S. and 6 corresponding foreign applications for CMOS image sensor design patents. There can be no assurance that the Company's pending patent applications will result in patents being issued or that competitors of the Company will not circumvent, or challenge the validity of, any patents issued to the Company. In addition, in the event that another party infringes the Company's patent rights, the enforcement of such rights is at the option of the Company and can be a lengthy and costly process, with no guarantee of success.

Some of the technology used in, and that may be important to, the Company's products is not covered by any patent or patent application of the Company. The Company seeks to maintain the confidentiality of its proprietary technology by requiring all employees who work with proprietary information to sign confidentiality agreements and by limiting access by parties outside the Company to such confidential information. However, there can be no assurance that these measures will prevent the unauthorized disclosure or use of this information, or that others will not be able to independently develop such information. Moreover, as is the case with the Company's patent rights, the enforcement by the Company of its trade secret rights can be lengthy and costly, with no guarantee of success.

To date, no claims have been brought against the Company alleging that its technology or products infringe intellectual property rights of others. However, there can be no assurance that such claims will not be brought against the Company in the future or that any such claims will not be successful.

Government Regulation

The medical products currently marketed and under development by the Company are regulated as medical devices by the FDA under the federal Food, Drug and Cosmetic Act (the "FDC Act") and require regulatory clearance prior to commercialization in the United States. Under the FDC Act, the FDA regulates clinical testing, manufacturing, labeling, distribution and promotion of medical devices in the United States. Various states and other countries in which the Company's products may be sold in the future may impose additional regulatory requirements.

Following the enactment of the Medical Device Amendments to the FDC Act in May 1976, the FDA classified medical devices in commercial distribution into one of three classes, Class I, II, or III. This classification is based on the controls necessary to reasonably ensure the safety and effectiveness of the medical device. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, pre-market notification, and adherence to the FDA's Quality System Regulations ("QSR"). Some Class I devices are further exempted from some of the general controls. Class II devices are those devices whose safety and effectiveness can reasonably be ensured through the use of special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are devices that must receive pre-market approval by the FDA to ensure their safety and effectiveness. Generally, Class III devices are limited to life-sustaining, life-supporting or implantable devices.

If a manufacturer or distributor of medical devices can establish that a new device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required pre-market approval, the manufacturer or distributor may seek FDA marketing clearance for the device by filing a 510(k) Pre-market Notification. The 510(k) Pre-market Notification and the claim of substantial equivalence may have to be supported by various types of information indicating that the device is as safe and effective for its intended use as a legally marketed predicate device.

Following submission of the 510(k) Pre-market Notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. By regulation, the FDA has no specific time limit by which it must respond to a 510(k) Pre-market Notification. At this time, the FDA typically responds to the submission of a 510(k) Pre-market Notification within approximately 90 days. The FDA may declare that the device is "substantially equivalent" to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA may, however, determine that the proposed device is not substantially equivalent, or may require further information, such as additional test data, before the FDA is able to make a determination regarding substantial equivalence. Such determination or request for additional information could delay the Company's market introduction of its products and could have a material adverse effect on the Company.

If a manufacturer or distributor cannot establish to the FDA's satisfaction that a new device is substantially equivalent, the manufacturer or distributor will have to seek pre-market approval ("PMA") or reclassification of the new device. A PMA application would have to be submitted and be supported by extensive data, including pre-clinical and clinical trial data, to demonstrate the safety and efficacy of the device. Upon receipt, the FDA will conduct a preliminary review of the PMA application to determine whether the submission is sufficiently complete to permit a substantive review. If sufficiently complete, the submission is declared fileable by the FDA. By regulation, the FDA has 180 days to review a PMA application once it is determined to be fileable. While the FDA has responded to PMA applications within the allotted time period, PMA reviews more often occur over a significantly protracted time period and generally take approximately two years or more from the date of filing to complete. A number of devices for which FDA marketing clearance has been sought have never been cleared for marketing.

If human clinical trials of a proposed device are required and the device presents "significant risk", the manufacturer or distributor of the device will have to file an investigational device exemption ("IDE") application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and mechanical testing. If the IDE application is approved, human clinical trials may begin at the specific number of investigational sites and could include the number of patients approved by the FDA.

Flexible endoscopes, EndoSheaths, and accessory products have been classified by the FDA as Class II devices, and a Section 510(k) Pre-market Notification must be submitted to and cleared by the FDA before such devices can be sold. The Company has received FDA clearance of its 510(k) Pre-market Notifications for the following products as of the dates noted. The Company expects that it will be required to obtain 510(k) clearance for each additional disposable EndoSheath/reusable flexible endoscope system that it develops in the future.

Date of Clearance	Product
October 1992	EndoSheath/reusable fiberoptic sigmoidoscope system
October 1992	EndoSheath for use with the Company's flexible ENT endoscope
January 1993	Four models of EndoSheaths for use with certain other ENT endoscopes
February 1994	EndoSheath/reusable black and white CCD video sigmoidoscope system
February 1995	EndoSheath/reusable fiberoptic 130 cm length colonoscope system
February 1995	EndoSheath/reusable fiberoptic gastroscope system
December 1995	Fiberoptic ENT scope
July 1996	EndoSheath for use with the Company's reusable fiberoptic ENT endoscope
August 1996	Vacuum ENT EndoSheath barrier
November 1996	EndoSheath barrier for use with the Company's fiberoptic sigmoidoscope
December 1996	EndoSheath barrier for use with the Company's fiber/video sigmoidoscopes
December 1996	EndoSheath barrier/reusable fiberoptic bronchoscope system
January 1997	EndoSheath barrier/reusable color video sigmoidoscope system
April 1999	Slide-On EndoSheath for use with the Company's fiberoptic ENT endoscope
April 1999	Four models of Slide-On EndoSheaths for use with certain other ENT endoscopes

Effective July 1998, the Company's Natick, Massachusetts facility was certified as having established, and is maintaining, a quality system that meets the requirements of ISO 9001 and EN 46001. In addition, both the Natick and Orangeburg, New York facilities received their EC certificate, indicating they maintain a quality system that conforms to the essential requirements of the Council Directive 93/42/EEC, and apply this system at every stage from design to final controls. In June 2001, the Company's Natick facility was re-certified as maintaining a quality system that meets the requirements of ISO 9001 and EN 46001. The Natick and Orangeburg facilities are registered with the FDA as medical device manufacturers. As a result, these facilities are subject to the FDA's QSR, which regulate their design, manufacturing, testing, quality control and documentation procedures. The Company is also required to comply with the FDA's labeling requirements, as well as its information reporting regulations. The export of medical devices is also subject to regulation in certain instances. The Company's compliance with these various regulatory requirements will be monitored through periodic inspections by the FDA and audits by independent authorities to maintain its ISO 9001 status.

The process of obtaining required regulatory clearances can be lengthy and expensive, and compliance with ISO 9001 and the FDA's QSR and regulatory requirements can be burdensome. Moreover, there can be no assurance that the required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by the Company more difficult in the future. The failure to obtain the required regulatory clearances or to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures, recalls of products, operating restrictions or criminal prosecutions, and could have a material adverse effect on the Company.

Third-Party Reimbursement

Hospitals, medical clinics and physicians' offices that purchase medical devices such as the Company's EndoSheaths and flexible endoscopes generally rely on third-party payors, such as Medicare, Medicaid and private health insurance plans to pay for some or all of the costs of the screening, diagnostic and therapeutic procedures performed with these devices. Whether a particular procedure qualifies for third-party reimbursement depends upon such factors as the safety and effectiveness of the procedure, and reimbursement may be denied if the medical device used is experimental or was used for a non-approved indication. The Company believes, based upon its knowledge of third-party reimbursement practices, advice from consultants in this area and nine years of selling experience, that third-party reimbursement is available for most procedures that utilize its disposable Slide-On ENT sheath and its EndoSheath/reusable flexible endoscope systems. However, not all third-party payors will reimburse health-care providers for the cost of the Company's EndoSheath.

Third-party payors use a variety of mechanisms to determine reimbursement amounts for procedures such as endoscopies. In some cases, reimbursement amounts are based upon the provider's costs associated with the procedure, including materials costs. In such a situation, the cost of the EndoSheath used in the procedure would likely be covered by the reimbursement payment. In other cases, payment is based upon amounts determined by the Centers for Medicare & Medicaid Services ("CMS"), successor to the Health Care Finance Administration ("HCFA"), a governmental agency under the U.S. Department of Health and Human Services. As part of its responsibilities, CMS assigns relative value units ("RVUs") to over 10,000 physician services. An RVU for a specific procedure is comprised of values for work, practice expense and malpractice insurance, and when multiplied by a Conversion Factor, represents a dollar value for a specific procedure. Historically, the practice expense component of an RVU was calculated using a charge-based system. Section 121 of the Social Security Act Amendments of 1994 required CMS to replace the charge-based practice expense RVUs with new resource-based ones. The Balanced Budget Act of 1997 requires a four-year transition from the charge-based system to the resource-based system beginning January 1, 1999. During calendar 2000, the practice expense component of the RVUs was comprised of 50% of the charge-based system and 50% of the resource-based system. In 2002, the practice expense component of the RVUs is based 100% upon the resource-based system.

Under the charge-based system, CMS had a policy of reducing the practice expense RVUs for certain services by 50% when those services were performed in a facility setting. Under the resource-based system, this policy will not be applicable, as CMS has developed practice expense RVUs specific to facility and non-facility settings. Generally, under the resource-based system, the facility practice expense RVUs will be used for services performed in inpatient or outpatient hospital settings, emergency rooms, skilled nursing facilities or ambulatory surgical centers. The non-facility practice expense RVUs will be used for services performed in all other settings. Based upon a review of calendar year 2002 RVUs for flexible sigmoidoscopies, the Company believes health care providers will receive payments totaling 75% more per procedure for performing them in non-facility settings in 2002 compared to performing these services in facility settings. The increase in the RVUs for practice expense is based upon extensive reviews by CMS of actual practice expense data from the Clinical Practice Expert Panel and the American Medical Association's Socioeconomic Monitoring System.

The Company believes that, based upon the new resource-based practice expense RVU, the number of flexible sigmoidoscopies performed in non-facility settings will increase. This increase will be due primarily to the increased differential in payments that providers will receive for performing these procedures. As these procedures move to non-facility settings, providers will have to contend with the cost and effort required to clean endoscopes. The Company believes its disposable EndoSheath/ reusable flexible endoscope systems, which eliminate the time and cost of cleaning endoscopes, will provide a positive economic alternative to the use of conventional equipment. This economic alternative is based upon the provider not having to purchase multiple endoscopes, expensive sterilizing equipment and supplies and not having to spend valuable provider time cleaning endoscopes. In addition, the Company believes that the increase in the population of people over 50 years old will increase the potential number of procedures that providers will be performing. There are approximately 70 million people in the United States between 50 and 79 years old. The American Cancer Society recommends people over the age of 50 receive flexible sigmoidoscopies every three to five years as part of a program for the early detection of colorectal cancer. The Company believes its disposable EndoSheath system combined with the resource-based system for setting values for physician services together represent a sound economic method to screen for colorectal cancer.

There can be no assurance that third-party reimbursement will continue to be available for procedures performed with the Company's products or that the cost of the Company's EndoSheaths would be covered by such reimbursement in the future. In addition, reimbursement standards and rates may change. The Company believes that the failure of users of the Company's products to obtain adequate reimbursement from third-party payors has had, and could continue to have, a materially adverse effect on the Company.

Product Liability and Insurance

The nature of the Company's products exposes the Company to significant product liability risks. The Company maintains product liability insurance with coverage limits of $2,000,000 per year. The Company believes that this level of coverage is adequate, given its past sales levels and its anticipated sales levels for FY 03. The Company will re-evaluate the adequacy of this coverage when and if its sales level substantially increases. No product liability claims have been brought against the Company to date. However, there can be no assurance that product liability insurance will continue to be available to the Company on acceptable terms, or that product liability claims in excess of the Company's insurance coverage, if any, will not be successfully asserted against the Company in the future.

Research and Development

The Company believes that its future success depends in part upon its ability to develop new products and enhance its existing products. In the past the Company has devoted significant funds and efforts to research and development.

The Company's research and development expenses, excluding stock-based compensation charges, in FY 00, FY 01 and FY 02 were approximately $262,000, $457,000 and $216,000, respectively. The increase in research and development expenses for FY 01 was due primarily to the costs associated with the Egypt Project. In September 2000, the Company contributed $269,000 to the University of Georgia ("UGA") in support of Phase I of the University of Georgia Hepatitis Project, Proposal No. 022297-01 (the "Egypt Project"). The Egypt Project is designed to determine the occurrence of cross-infection among patients who undergo gastroscopies in Cairo, Egypt. As of May 1, 2002, the Egypt Project had not proceeded far enough to report results of the study. Depending upon the results of Phase I of the Egypt Project and the availability of funds, the Company will determine in FY 03 whether to proceed with funding Phase II of the Egypt Project.

During FY 00, the research and development efforts focused on continued improvement in the Slide-On ENT EndoSheath, and in completing innovations related to CMOS sensors. The efforts in the CMOS area were undertaken primarily through the Company's relationship with a consultant to Imagineering, Ltd., a corporation with whom the Company has an agreement, and were managed by the Company's corporate segment and its subsidiary, Vision Sciences, Ltd. in Israel. These efforts have resulted in the Company's filing for six patents in the U.S. and for six corresponding foreign patents during FY 01 and FY 02. During FY 01, the research and development efforts focused on filing patent applications related to CMOS sensors, funding the Egypt Project and developing enhancements to the Slide-On ENT EndoSheath. In FY 02 the research and development efforts focused on developing a Slide-On ENT EndoSheath with an attached channel to allow biopsy sampling, and on developing a Slide-On bronchoscope EndoSheath.

Employees

As of April 30, 2002, the Company had 64 employees. No Company employees are represented by a labor union. The Company believes that its employee relations are good. The Company's success depends in large part upon its ability to attract and retain highly qualified scientific, management, sales and marketing personnel.

Item 2. Properties

The operations of the Company's medical segment currently occupy approximately 20,000 square feet of space in Natick, Massachusetts under a lease that expires in October 2003. The operations of the Company's industrial segment, and the offices of the Company's corporate segment are located in Orangeburg, New York under a lease for approximately 10,000 square feet, which expires in August 2005.

The Company's Natick and Orangeburg facilities are registered with the FDA as medical device manufacturing facilities and, therefore, are subject to the FDA's QSR regarding manufacturing, testing, quality control and documentation procedures. The Company believes that the physical characteristics and layouts of these facilities are adequate to manufacture its products in compliance with applicable FDA regulations. In addition, the Company's Natick facility is registered as meeting the requirements of ISO 9001, EN 46001 and Council Directive 93/42/EEC, allowing the Company to sell its medical products in Europe.

The Company believes that its existing facilities are adequate for its current needs.

Item 3. Legal Proceedings

As of March 31, 2002, there were no material legal proceedings to which the Company or any of its subsidiaries is a party, or to which any of their properties are subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders during the last quarter of FY 02.

Executive Officers of the Company

Katsumi Oneda, age 64, a co-founder of the Company, has been President, Chief Executive Officer, and Chairman of the Board of Directors of the Company since October 1993. He served as Vice-Chairman of the Board of Directors of the Company from May 1992 to October 1993, as Honorary Chairman of the Board of Directors from October 1991 to October 1993, and as Chairman of the Board of Directors from September 1990 to October 1991. Mr. Oneda is a director of several private companies. He has been a director of the Company since 1987, and is a member of the Executive Committee.

Lewis C. Pell, age 59, a co-founder of the Company, has been Vice-Chairman of the Board of Directors of the Company since May 1992, and is a member of the Executive Committee. Mr. Pell has served as a director of Heart Technology, Inc., a publicly-held medical device company. Mr. Pell is a founder, or co-founder, and a director of a number of other privately-held medical device companies.

Gerald B. Lichtenberger, Ph.D., age 57, has served as Vice President, Business Development since December 1998, and as Secretary since January 1997. From January 1997 to December 1998 he served as Executive Vice President and Chief Operating Officer of the Company. Mr. Lichtenberger has been a director of the Company since 1997. Prior to joining the Company, Dr. Lichtenberger served since 1990 as President and a Director of iSight, Inc., a developer and manufacturer of digital video cameras and components. He has been a director of the Company since 1997.

James A. Tracy, age 53, joined the Company in July 1997 and was elected Vice President Finance in August 1997. From 1994 to 1996 Mr. Tracy was the Vice President Finance at ORS Environmental Systems, a manufacturer of environmental equipment and sensor instrumentation. Mr. Tracy received a CPA certificate in 1975.

Isao Fujimoto, age 54, has served as Vice President Manufacturing and Engineering of the industrial segment since January 1995. Mr. Fujimoto joined the Company in 1975, and served in a variety of roles in the manufacturing and engineering departments from that date to January 1995.

Mark S. Landman, age 48, has served as Vice President Operations of the medical segment since July 1999. Mr. Landman joined the Company in January 1991, and served in a variety of roles in product development, project management, manufacturing engineering and material control from that date to July 1999.

Jitendra Patel, age 49, has served as Vice President Sales and Marketing of the industrial segment since August 2000. From August 1995 to July 2000, he served as the Manager of Sales and Marketing for the industrial segment.

Thomas Olmstead, age 48, joined the Company on October 1, 2001, as Vice President Sales and Marketing for the medical segment. From April 2000 to August 2001, Mr. Olmstead served as the Marketing Manager for the Pulmonary Endoscopy Products Group of C.R. Bard, a medical device company. From August 1996 to April 2000, Mr. Olmstead served as the General Manager of Mill-Rose Laboratories, Inc., a medical device manufacturer.

Officers are elected on an annual basis and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

From December 15, 1992 to October 29, 1997, the Company's Common Stock was quoted on the Nasdaq National Market, and since October 30, 1997, the Company's Common Stock has been traded on the Nasdaq SmallCap Market under the symbol VSCI. The following table sets forth the high and low sale prices for the Common Stock on the Nasdaq SmallCap Market, as reported by Nasdaq during the periods indicated.

Fiscal Year Ended March 31, 2001	High	Low
1st Quarter	2.63	1.13
2nd Quarter	1.63	1.06
3rd Quarter	1.38	.56
4th Quarter	1.38	.63

Fiscal Year Ended March 31, 2002	High	Low
1st Quarter	2.05	.83
2nd Quarter	1.54	.70
3rd Quarter	1.27	.65
4th Quarter	1.82	.81

Such over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

As of May 1, 2002, there were 27,105,355 outstanding shares of Common Stock held by 232 stockholders of record, in addition to which there were approximately 1700 beneficial stockholders.

The Company has never paid cash dividends on its Common Stock, and the Company does not expect to pay any cash dividends on its Common Stock in the foreseeable future. In accordance with a demand line-of-credit agreement that the Company has with a bank, the Company is prevented from paying cash dividends on its Common Stock.

On June 13, 2001, the Company completed a private equity placement with Mr. Alan Baidun, a private investor not previously affiliated with the Company, in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The Company sold an aggregate of 582,524 shares of common stock at a price of $1.03 per share, which represented 90% of the average closing price of the common stock on the Nasdaq SmallCap Market during the five trading days ended May 31, 2001. The Company received an aggregate consideration of $600,000 for the newly issued shares of common stock.

Item 6. Selected Financial Data

The following table summarizes certain selected financial data and should be read in conjunction with the financial statements and related notes on Appendix A to this report.

	Year Ended March 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$ 7,998	$ 7,476	$ 7,055	$ 7,209	$ 6,713
Gross profit	1,419	1,274	2,262	2,560	2,222
Net loss from operations	(2,902)	(1,965)	(1,561)	(1,173)	(1,181)
Net loss	(2,578)	(2,139)	(4,778)	(1,291)	(1,895)
Net loss per share	(.17)	(.12)	(.24)	(.06)	(.07)
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 2,891	$ 3,195	$ 1,581	$ 3,812	$ 3,142
Total assets	6,172	7,882	4,908	7,195	6,000
Total liabilities	2,355	2,433	1,993	1,969	1,878
Stockholders' equity	3,817	5,450	2,914	5,226	4,122

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Background

Vision-Sciences, Inc. develops, manufactures and markets unique flexible endoscope products for the medical device and the industrial device markets. The medical segment manufactures and markets unique disposable sheaths that are used by health-care providers to cover the insertion tube of flexible endoscopes, such as Ear-Nose-Throat ("ENT") endoscopes, sigmoidoscopes and bronchoscopes. The EndoSheaths allow the health-care providers to process more patients economically by avoiding the cleaning of the endoscopes after use on each patient. In addition, the sheaths are sterile, thus ensuring each patient a contaminant-free product.

The industrial segment designs, manufactures and markets flexible endoscopes for industrial users, and manufactures and repairs flexible endoscopes for the medical segment. Industrial users comprise primarily the aircraft maintenance, jet engine manufacturing and defense markets.

The corporate segment consists of certain administrative activities beneficial to the Company as a whole, and the management oversight of the Company's investments in 3DV, Vision Sciences, Ltd and the Egypt Project.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. See the Notes to the Consolidated Financial Statements included elsewhere herein. Certain of the Company's accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based upon the Company's historical experience, current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in the Company's judgments, the results could be materially different from the Company's estimates. The Company's critical accounting policies include the following.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management's judgment regarding the collectibility of invoices for products and services delivered to customers. Should changes in conditions cause management to determine this criterion is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Income Taxes

The income tax policy followed by the Company records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. The Company follows very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provides any necessary allowances as required.

Fair Value

Financial instruments, including derivatives and non-qualified options to purchase Company stock, require disclosures of an estimate of their fair values. Fair values are based on listed market prices, where possible. The Company accounts for certain non-qualified options to purchase Company stock in accordance with the Emerging Issues Task Force ("EITF") 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, and carries these contracts at fair value, with any changes in fair value recorded in the results of operations. Fair values for certain non-qualified options are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

Results of Operations

Fiscal Years Ended March 31, 2002 and 2001

Net sales in FY 02 were approximately $6,713,000, a decrease of $496,000, or 7%, compared to FY 01. Sales of the medical and industrial segments declined by $211,000, or 6%, and $285,000, or 8%, respectively. The decrease in sales of the medical segment was primarily due to a lower volume of GI EndoSheaths and lower prices received for ENT EndoSheaths. These reductions were partially offset by higher volume of ENT endoscopes. The Company believes the decrease in sales of the industrial segment was primarily due to a decline in orders from the aircraft industry resulting from the events of September 11, 2001.

Sales of GI EndoSheaths declined by $375,000, or 42%, in FY 02, compared to FY 01. This decrease was primarily due to lower unit volume of EndoSheaths, resulting from customers switching to conventional endoscopes, believing there are cost advantages to cleaning conventional endoscopes, primarily due to the lack of reimbursement for use of the Company's EndoSheath. Without additional sales of the Company's proprietary sigmoidoscope or changes to the reimbursement procedures, the Company expects sales of its GI EndoSheath to be flat, or decline, in FY 03, compared to FY 02. Sales of ENT EndoSheaths decreased by approximately $92,000, or 4%, compared to FY 01. Sales to domestic users declined by $99,000, while sales to international distributors increased by $7,000. The Company instituted a program of lower unit prices in FY 02 for both domestic and international customers, with the goal of increasing unit volume. The program was partially successful, as unit volume increased by approximately 10% overall to approximately 238,000 units, 5% from domestic customers and 14% from international distributors. However, the increase in unit volume was not sufficient to offset the lower prices. In total, the Company shipped 55% of ENT EndoSheaths units to international distributors, compared to 53% in FY 01, and those units accounted for 38% of total ENT EndoSheath sales dollars, compared to 36% in FY 01.

In the fourth quarter of FY 02, the Company instituted an additional program of lower unit prices for incremental new sales to domestic customers, combined with a pro-active outreach by Customer Service employees, that also included an increased commission for its independent sales representatives and Customer Service personnel. That program resulted in an increase in unit volume of 21% for the fourth quarter. The Company expects to continue this program for at least the first two fiscal quarters of FY 03.

Sales of ENT endoscopes increased by approximately $214,000, or 45%, in FY 02, compared to FY 01. The unit volume increased 50% in both the domestic and international markets. The average selling price ("ASP") declined by approximately 6% domestically, and was flat for international sales. The Company believes the increased demand for endoscopes was primarily due to a more effective positioning of the Company's product in the competitive marketplace, and lower prices to the domestic users. In addition, improved product positioning and appropriate changes to the distributor network, especially in Europe, resulted in higher volume to international distributors.

The Company believes that the lower sales of the industrial segment were primarily due to the events of September 11, 2001. After those events, air travel declined by over 20%, reducing the need to repair jet engines. The Company does not expect sales to this market to recover for at least the first two fiscal quarters of FY 03.

Gross profit was $2,222,000 in FY 02, a decrease of $338,000, or 13%, compared to FY 01. Gross profit was 33% of sales in FY 02, compared to 36% of sales in FY 01. Gross profit in the medical segment in FY 02 was approximately $1,004,000, or 29% of sales, compared to approximately $1,256,000, or 34% of sales, in FY 01. Gross profit in the industrial segment was approximately $1,218,000, or 37% of sales, in FY 02, compared to approximately $1,304,000, or 37% of sales in FY 01. The gross profit of the industrial segment included reductions in inventory reserves of approximately $219,000 in FY 02 that were established in prior years and no longer required.

The reduction in gross profit in the medical segment was primarily due to the lower prices received for ENT EndoSheaths and the lower volume of GI EndoSheaths, offset partially by the higher volume of ENT endoscopes. In addition, overhead costs increased, primarily due to higher labor and fringe benefit costs. The reduction in gross profit in the industrial segment was primarily due to the lower sales volume, offset partially by lower costs for facilities and favorable exchange rates for Japanese Yen.

Selling, general and administrative ("SG&A") expenses were approximately $3,094,000 in FY 02, an increase of approximately $156,000, or 5%, compared to FY 01. SG&A expenses were 46% of sales in FY 02, compared to 41% in FY 01. SG&A expenses increased by approximately $121,000, or 9%, in the medical segment. This increase was primarily due to higher costs for payroll and fringe benefits and travel costs incurred to promote sales. SG&A expenses in the industrial segment decreased by approximately $36,000, primarily due to lower costs for product promotion, especially after September 11, 2001. In addition, the industrial segment had lower facilities costs. SG&A expenses in the corporate segment increased by approximately $71,000, primarily due to higher costs for payroll and fringe benefits.

Research and development ("R&D") expenses were approximately $216,000 in FY 02, a decrease of $241,000, or 53%, compared to FY 01. R&D expenses were 3% and 6% of sales in FY 02 and FY 01, respectively. R&D expenses decreased primarily due to approximately $269,000 of costs for the Egypt Project not recurring in FY 02. The Egypt Project has not progressed as quickly as the Company had planned, and remains in Phase I. The Company's participation in Phase II of the Egypt Project will depend upon the results on Phase I and the expected costs of Phase II. The Company expects to determine its participation in Phase II in FY 03. The Company expects to incur higher costs for R&D in FY 03, primarily due to its participation in Independent Review Boards ("IRB") for its new Slide-On bronchoscope EndoSheath. In addition, the Company expects to continue development efforts to enhance its Slide-On ENT EndoSheath, with the goal of adding a channel to that device that allows ENT doctors to perform procedures in their offices that currently can only be performed in hospitals and clinics.

Stock-based compensation costs were $94,000 in FY 02, a decrease of $244,000, or 72%, compared to FY 01. The Company follows accounting guidelines issued by the EITF No. 00-19 for valuing non-qualified options at fair value. According to the transition rules established by EITF No. 00-19, the Company recorded a charge of $327,000 in the three months ended June 30, 2001, as a cumulative effect of a change in accounting principle. Subsequent to June 30, 2001, the Company recorded changes in the fair value of those options in its operating costs. In FY 01, all the costs for those options were recorded in the operations of the Company.

Interest income was approximately $119,000 in FY 02, an increase of $5,000, compared to FY 01. Although interest rates declined in FY 02, compared to FY 01, the Company had larger cash balances on hand during FY 02, primarily due to the sale of common stock in December 2000.

The equity in losses of 3DV increased to $500,000 in FY 02, compared to $222,553 in FY 01. In March 2001, the Company invested $500,000 in Series A Convertible Subordinated Notes (the "Notes") of 3DV. As of March 31, 2001, the Company owned approximately 24% of the outstanding shares of 3DV. In the three months ended June 30, 2001, 3DV incurred losses of approximately $2,177,000. The Company accounts for its investment in 3DV using the equity method of accounting. As a result, the Company recognized equity in losses of 3DV of $500,000 in the three months ended June 30, 2001, offsetting the Company's investment in 3DV. 3DV is a company in the development stage, and continues to seek new capital.

The Company does not expect to participate in further investments in 3DV in the same proportion as its ownership of the outstanding shares of 3DV. However, the Company will continue to evaluate its investment in 3DV, and may make further investments if it believes these to be in the best interests of the Company's shareholders.

The Company's loss per share in FY 02 was $.07, compared to a loss per share of $.06 in FY 01. The operating loss per share in FY 02 was $.04, compared to an operating loss per share of $.05 in FY 01. The lower operating loss per share in FY 02 is primarily due to the larger number of shares outstanding, following the issuance of 5,587,418 shares in a private placement in December 2000.

Fiscal Years Ended March 31, 2001 and 2000

Net sales in FY 01 were approximately $7,209,000, an increase of $155,000, or 2%, compared to FY 00. The increase in net sales was primarily due to medical sales increasing by $317,000, or 9%, to approximately $3,675,000, while industrial sales decreased by $162,000, or 4%, to approximately $3,534,000. The increase in medical sales was due primarily to higher sales of the Company's Slide-On ENT EndoSheath that increased by approximately $458,000, or 28%, in FY 01. The higher sales of ENT EndoSheaths was due primarily to higher demand by international distributors which resulted in a sales increase of approximately $482,000, offset partially by lower demand from domestic customers which resulted in a sales decline of approximately $24,000. Sales of ENT EndoSheaths to international distributors was approximately $761,000 in FY 01, or 36% of total ENT EndoSheath sales, compared to approximately $279,000 in FY 00. The demand by international distributors for the Company's Slide-On ENT Endosheaths was especially strong in the United Kingdom, Italy and Australia. The increase in sales of ENT EndoSheaths was partially offset by lower sales of sigmoidoscope EndoSheaths which declined in FY 01 by approximately $160,000, or 15%, compared to FY 00 due to lower demand caused by the continued inability of health-care providers to obtain reimbursement for these EndoSheaths. Higher sales of endoscopes and repair services comprised the remainder of the sales increase.

Unit sales of ENT Slide-On EndoSheaths increased by approximately 74,600, or 52%, in FY 01 compared to FY 00. Unit sales to international distributors accounted for substantially all of this increase and were approximately 53% of total ENT EndoSheath unit sales. Unit sales of ENT EndoSheaths to domestic customers increased slightly in FY 01 compared to FY 00.

The decrease in sales of industrial products was due primarily to lower demand from the aircraft maintenance and defense markets for new equipment, offset partially by higher demand for repair services.

Gross profit in FY 01 was approximately $2,560,000, or 36% of sales, compared to approximately $2,262,000 or 32% of sales in FY 00. The gross profit of the medical segment in FY 01 was approximately $1,256,000, or 34% of sales, and included a reduction in inventory reserves of approximately $78,000 that were established in prior years and no longer required. The gross profit of the medical segment in FY 00 was approximately $860,000, or 26% of sales, and included no reduction in inventory reserves. The increase in gross profit of the medical segment was due primarily to more efficient manufacturing operations, resulting from a higher volume of production of ENT EndoSheaths.

The gross profit of the industrial segment was approximately $1,304,000, or 37% of sales in FY 01, and included a reduction in inventory reserves of approximately $245,000 that were established in prior years and no longer required. The gross profit of the industrial segment in FY 00 was $1,402,000, or 38% of sales, and included a reduction of inventory reserves of approximately $200,000 that were established in prior years and no longer required. The decrease in gross profit of the industrial segment was due primarily to the lower sales volume and the mix of products shipped.

Selling, general and administrative expenses, including stock-based compensation, for FY 01 were approximately $2,990,000, a decrease of approximately $149,000 from FY 00. These costs were 41% of sales in FY 01, compared to 44% of sales in FY 00. Expenses for selling and marketing decreased in FY 01 by approximately $92,000, or 7%, compared to FY 00. These costs decreased due to lower expenses of approximately $115,000 in the industrial segment for commissions, product promotion and space costs. These reductions were partially offset by an increase of approximately $23,000 in the medical segment, primarily due to higher costs for payroll and product promotion. Administrative expenses declined by approximately $57,000 due primarily to lower costs for payroll, travel and entertainment and other costs.

Research and development expenses, including stock-based compensation, increased by $59,000, and were 10% of sales in FY 01 and in FY 00. The higher expenses for research and development were due to costs of the Egypt Project, offset partially due to lower costs for stock-based compensation, payroll and fringe benefits. The Company spent approximately $269,000 to fund Phase I of the Egypt Project in FY 01. In addition, during FY 01, the Company incurred higher costs related to applications for patents for the innovations received by the consultant to Imagineering Ltd.

The loss from operations declined by 25% in FY 01 to $1,173,000, after declining 21% in FY 00 to $1,561,000. This improvement was due primarily to the higher volume of ENT EndoSheaths sold in FY 01 that resulted in a higher gross profit, and to control of operating expenses.

Net interest income declined by $7,000 in FY 01, compared to FY 00, due primarily to interest expense paid for debt incurred to fund improvements to the industrial segment's facility.

The equity in losses of 3DV decreased to $222,553 in FY 01 from $3,331,347 in FY 00. In the three months ended June 30, 2000, 3DV incurred losses of approximately $2,412,000. The Company's investment in 3DV totaled $222,553 at March 31, 2000, and accordingly, the Company recognized equity in losses of 3DV of the total value of that investment in the three months ended June 30, 2000. The Company recognized no losses in the three-month periods ended September 30, 2000, December 31, 2000 and March 31, 2001. In FY 00, the Company recognized $3,331,347 of the losses of 3DV.

The Company's loss per share was $.06 in FY 01, compared to a loss per share of $.24 in FY 00. Excluding the equity in losses of 3DV, compensation expense related to an option granted to a non-employee in FY 00 and the expenses of the Egypt Project, the pro forma loss per share would have been $.02 in FY 01, compared to $.05 in FY 00.

Liquidity and Capital Resources

In FY 02, the amount of cash used in the Company's operations was approximately $913,000. In FY 01 the Company used $562,000 of cash from operations. In FY 02 the medical and industrial segments used cash of approximately $338,000, while the corporate segment used cash of approximately $575,000. The medical segment used cash of approximately $355,000 to fund operations, while the industrial segment generated cash of approximately $17,000 from operations. The corporate segment used cash primarily for operations.

Cash generated in investing activities was approximately $680,000, comprised of proceeds from the sales of and maturities of marketable securities, partially offset by the purchase of property and equipment. Purchases of property and equipment were primarily for new manufacturing equipment and an upgrade of computer systems for the medical segment.

The Company expects to complete the installation of the new manufacturing equipment in the first half of FY 03. In addition, the Company expects to upgrade the computer systems of the industrial segment in the first half of FY 03.

The Company expects the new manufacturing equipment will increase its capacity to manufacture ENT EndoSheaths by approximately 50%, allowing overhead to be spread over a greater volume of parts, thereby reducing the cost to manufacture ENT EndoSheaths. The Company believes that by reducing the cost of the ENT EndoSheaths, it will be able to consider continuing the program of lower unit prices for ENT EndoSheaths beyond the second quarter of FY 03.

Cash generated from financing activities totaled approximately $554,000. The primary source of this cash was the completion of a private placement of 582,524 shares of the Company's Common Stock in June 2001. See Note 6 to the accompanying financial statements for further discussion.

Accounts receivable decreased by approximately $314,000 in FY 02. The decrease in accounts receivable is primarily due to lower sales of the industrial segment in the fourth quarter of FY 02, compared to the same period in FY 01. Approximately 65% of this segment's sales have historically been to the aircraft engine manufacturing and repair markets. Subsequent to the events of September 11, 2001, the market for these products dropped precipitously, resulting in lower sales of the industrial segment. In addition, the days sales outstanding declined to 44 at March 31, 2002, compared to 49 at March 31, 2001.

The composition of customers in the medical segment includes domestic hospitals, large and small clinics, individual doctor's offices and international distributors. Many domestic customers experience delays in their cash flow due to the general slowness of payments in the health care industry. The composition of customers in the industrial segment includes large and small industrial companies, and aircraft maintenance companies. To offset the market condition of the medical segment and to be responsive to the needs of customers in both segments, the Company offers payment of invoices using credit cards. This method of payment increased collections to 11% of sales in the fourth quarter of FY 02, compared to 5% of sales in the same period in FY 01. The Company monitors its customer accounts formally on a monthly basis, and more often as necessary. During FY 02, the Company experienced improved collections from its customers, allowing a reduction in the allowance for doubtful accounts. The Company will continue to monitor its receivables and will adjust the allowance for doubtful accounts accordingly.

The Company currently plans to spend no more than $350,000 on capital equipment in FY 03. These capital expenditures are expected to relate primarily to manufacturing equipment and computer equipment and software. At March 31, 2002, the Company had a remaining commitment for approximately $24,000 to complete payment for the new manufacturing equipment. The Company had sufficient cash on hand at March 31, 2002 to fund this requirement.

In September 2000, the Company executed a loan of $105,000 from the owner of the facility in which the industrial segment operates to fund leasehold improvements. The loan bears interest at 12%, is payable over a twenty-four month term beginning September 2000 and was personally guaranteed by two of the Company's stockholders/executives. The balance due the owner was $23,989 and $76,920 at March 31, 2002 and 2001, respectively. The Company had sufficient cash on hand at March 31, 2002 to fund this requirement.

At March 31, 2001, the Company's principal sources of liquidity included $3.1 million in cash, cash equivalents and marketable securities. In addition, the Company has a demand line of credit with a bank under which the Company may borrow up to $250,000 in cash, net of any outstanding letters of credit. At March 31, 2002, the Company had acceptances payable totaling approximately $43,000 that were paid on April 8, 2002 and May 6, 2002. The Company has pledged $250,000 to secure the bank line of credit. The line was renewed in January 2002. Any borrowing under this demand line would bear interest at the prime rate, 4.75% as of March 31, 2002.

In April 2002, the Company entered into an agreement with another bank. The new bank agreement includes a revolving line of credit under which the Company may borrow up to $1,000,000, net of up to $250,000 of any outstanding letters of credit and banker's acceptances. In addition, the Company may borrow up to 75% of the cost of new equipment to a maximum amount of $250,000. Borrowings under these loan arrangements must be fully cash collateralized. The agreement also stipulates that when the Company achieves positive cash flow, as defined in the agreement, the Company will be eligible to negotiate changes to these loan arrangements that may include changing the borrowing base for revolving loans, and the release of the pledged cash collateral.

The Company has incurred losses since its inception, and losses are expected to continue in FY 03. The Company has funded the losses principally with the proceeds from public and private equity financings. The Company expects to generate operating income in the medical and industrial segments during the second half of FY 03. There can be no assurance that the Company's strategy will result in an operating income during FY 03, and management of the Company may seek equity capital during FY 03. There can be no assurance that capital will be available on terms acceptable to the Company, if at all.

Certain Factors That May Affect The Company's Future Operating Results

Factors that may affect the Company's future operating results include, without limitation, the following:

The Company has incurred substantial losses since its inception, and there can be no assurance that the Company will achieve a profitable level of operations in the future. The Company anticipates a negative cash flow during FY 03, due primarily to the funding of capital expenditures and marketing expenses and development of new products in its continued drive to penetrate the ENT and pulmonary markets. The Company had cash and marketable securities totaling $3.1 million as of March 31, 2002. Although the Company does not anticipate the need for additional financing in FY 03, management has decided that new financing may be desirable. However, there can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

There can be no assurance that third-party reimbursement will be available for procedures performed with the Company's products or that the cost of the Company's EndoSheaths will be covered by such reimbursement in the future. In addition, reimbursement standards and rates may change. The Company believes that the failure of users of the Company's products to obtain adequate reimbursement from third-party payors has had, and will continue to have, a materially adverse effect on the Company.

The Company's products and its manufacturing practices are subject to regulation by the FDA and by other state and foreign regulatory agencies. The process of obtaining required regulatory clearances can be lengthy and expensive, and compliance with the FDA's QSR can be burdensome. Moreover, there can be no assurance that the required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by the Company more difficult in the future. The failure to obtain the required regulatory clearances or to comply with applicable regulations may result in fines, delays, suspensions of clearances, seizures, recalls of products, operating restrictions or criminal prosecutions, and could have a material adverse effect on the Company.

Certain critical components of the Company's products, such as image bundles, are currently being purchased solely from Pentax, a subsidiary company of a competitor of the Company. These components are being purchased pursuant to a supply agreement, which expires in March 2003, subject to earlier termination by mutual consent or upon breach or bankruptcy, and which may be extended with the consent of both parties. The Company believes that while substitute components, which are currently produced by sources other than Pentax, would be available, such substitute components may be more expensive and of a lower quality and may require a redesign of the Company's endoscope and additional regulatory clearances. Moreover, such substitute components may not be immediately available in quantities needed by the Company. The Company's inability to obtain a sufficient quantity of such critical components on favorable terms could materially adversely affect the Company's business. In addition, the Company's borescopes are assembled using components and subassemblies purchased from independent vendors. While most components and subassemblies are currently available from more than one supplier, certain critical components are currently purchased only from Pentax and Machida Endoscope Company, Ltd. The failure of the Company to obtain a sufficient quantity of such components on favorable terms could materially adversely affect the Company's business.

The Company's ability to compete in its markets is affected by its product development and innovation capabilities, its ability to obtain required regulatory clearances, its ability to protect the proprietary technology included in its products, its manufacturing and marketing skills and its ability to attract and retain skilled employees. The flexible endoscopes and related products currently sold and under development by the Company face competition primarily from medical products companies such as Olympus and Pentax. In addition, any company that is able to significantly redesign conventional flexible endoscopes to simplify the cleaning process, or significantly improve the current methods of cleaning flexible endoscopes, would provide competition for the Company's products. The principal competitors for the Company's industrial products are Olympus and Welch Allyn. Many of the Company's competitors and potential competitors have greater financial resources, research and development personnel, and manufacturing and marketing capabilities than the Company. In addition, it is possible that other large health care companies may enter the flexible endoscope market in the future.

The Company's success depends in part on its ability to maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. There can be no assurance that the Company's pending patent applications will result in patents being issued or that competitors of the Company will not circumvent, or challenge the validity of, any patents issued to the Company. There can be no assurance that measures taken by the Company to protect its proprietary information will prevent the unauthorized disclosure or use of this information, or that others will not be able to independently develop such information. In addition, in the event that another party infringes the Company's patent rights or other proprietary rights, the enforcement of such rights is at the option of the Company and can be a lengthy and costly process, with no guarantee of success. Moreover, there can be no assurance that claims alleging infringement by the Company of other's proprietary rights will not be brought against the Company in the future or that any such claims will not be successful.

The nature of the Company's products exposes the Company to significant product liability risks. The Company maintains product liability insurance with coverage limits of $2,000,000 per year. The Company believes that this level of coverage is adequate, given its past sales levels and its anticipated sales levels for FY 03. The Company will reevaluate the adequacy of this coverage when and if its sales levels substantially increase. No product liability claims have been brought against the Company to date. However, there can be no assurance that product liability insurance will continue to be available to the Company on acceptable terms, or that product liability claims in excess of the Company's insurance coverage, if any, will not be successfully asserted against the Company in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company, in the normal course of business, is subject to the risks associated with fluctuations in interest rates and changes in foreign currency exchange rates.

Interest and Market Risk

The Company maintains a portfolio of marketable, primarily fixed income, available-for-sale securities of various issuers, types and maturities. The Company has not used derivative financial instruments in its investment portfolio. The Company attempts to limit its exposure to interest rate and credit risk by placing its investments with high-quality financial institutions and has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates decline. Due in part to these factors, the Company's future investment income may fall short of expectations due to changes in interest rates or the Company may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates.

Foreign Currency Exchange

The Company faces exposure to adverse movements in the value of the Japanese Yen due to purchases of raw materials from Japanese suppliers. This exposure may change over time, and could have a materially adverse effect on the Company's financial results. The Company may attempt to limit this exposure by purchasing forward contracts, as required. Most of the Company's liabilities are settled within 90 days of receipt of materials. At March 31, 2002, the Company's liabilities relating to Japanese Yen were approximately $43,000.

Item 8. Financial Statements and Supplementary Data

The following table contains certain selected quarterly financial data for the fiscal years ended March 31, 2001 and 2002.

	Quarterly Operating Results (in thousands, except per share data)			
	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Statement of Operations Data:				
Net sales	$1,580	$ 1,707	$1,946	$1,976
Gross profit	417	596	662	885
Net income (loss) from operations	(612)	(269)	(441)	149
Net income (loss)	(812)	(248)	(428)	197
Net income (loss) per share	(.04)	(.01)	(.02)	.01
	Q1 2002	**Q2 2002**	**Q3 2002**	**Q4 2002**
Net sales	$1,732	$ 1,720	$1,629	$1,632
Gross profit	587	661	461	513
Net income (loss) from operations	(91)	38	(367)	(761)
Net income (loss)	(875)	73	(346)	(747)
Net income (loss) per share	(.03)	.00	(.01)	(.03)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item appears under the headings "Election of Directors" and "Reports Under Section 16(a) of the Exchange Act" in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement"), which sections are incorporated herein by reference, and in Part I hereof under the caption "Executive Officers of the Company."

Item 11. Executive Compensation

The information required by this Item appears under the headings "Election of Directors—Director Compensation", "—Executive Compensation", "—Agreements with Named Executive Officers", and "—Compensation Committee Report on Executive Compensation" in the 2002 Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item appears under the heading "Stock Ownership of Certain Beneficial Owners and Managers" in the 2002 Proxy Statement, which section is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item appears under the heading "Certain Relationships and Related Transactions" in the 2002 Proxy Statement, which section is incorporated herein by reference.

APPENDIX A

VISION-SCIENCES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2001 AND 2002
TOGETHER WITH AUDITORS' REPORT

VISION-SCIENCES, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Vision-Sciences, Inc.:

We have audited the accompanying consolidated balance sheets of Vision-Sciences, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of 3DV Systems Ltd., which statements reflect total assets and total net loss of 7% and 17% in 2001, and 0% and 26% in 2002, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of Vision-Sciences, Inc. and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1(m) to the Consolidated Financial Statements, effective June 30, 2001 the Company changed its method of accounting for its derivative instruments.

/s/ Arthur Andersen LLP

Boston, Massachusetts
May 6, 2002

VISION-SCIENCES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets—March 31, 2001 and 2002

	2001	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,568,724	$ 2,890,364
Marketable securities available for sale	1,243,068	251,445
Accounts receivable, net of allowance for doubtful accounts of $97,727 and $76,641 in 2001 and 2002, respectively	1,148,092	834,577
Inventories	1,006,016	1,193,181
Prepaid expenses and other current assets	66,339	76,932
Total current assets	6,032,239	5,246,499
Property and Equipment, at cost:		
Machinery and equipment	2,984,511	3,283,341
Furniture and fixtures	208,934	208,934
Leasehold improvements	450,396	462,882
	3,643,841	3,955,157
Less—Accumulated depreciation and amortization	3,083,860	3,297,582
	559,981	657,575
Equity Investment in 3DV Systems Ltd. (Note 4)	500,000	—
Other Assets, net of accumulated amortization of $28,405 and $34,746 in 2001 and 2002, respectively	102,441	96,100
Total assets	$ 7,194,661	$ 6,000,174
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Acceptances payable to a bank	$ 38,713	$ 43,226
Current portion of note payable	52,931	23,989
Accounts payable	287,458	286,730
Accrued expenses	1,377,455	1,103,156
Total current liabilities	1,756,557	1,457,101
Note Payable, Net of Current Portion	23,989	—
Potential Obligations to Non-qualified Option Holders (Note 1 m)	188,515	421,110
Commitments (Note 7)		
Stockholders' Equity:		
Preferred stock, $.01 par value— Authorized—5,000,000 shares Issued and outstanding—none	—	—
Common stock, $.01 par value— Authorized—50,000,000 shares Issued and outstanding—26,520,831 shares and 27,105,355 shares at March 31, 2001 and 2002, respectively	265,207	271,052
Additional paid-in capital	57,601,457	58,386,502
Accumulated deficit	(52,641,064)	(54,535,591)
Total stockholders' equity	5,225,600	4,121,963
Total liabilities and stockholders' equity	$ 7,194,661	$ 6,000,174

The accompanying notes are an integral part of these consolidated financial statements.

VISION-SCIENCES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

for the Fiscal Years Ended March 31, 2000, 2001 and 2002

	2000	2001	2002
Net Sales	$ 7,054,595	$ 7,209,274	$ 6,713,107
Cost of Sales	4,792,542	4,649,180	4,490,729
Gross profit	2,262,053	2,560,094	2,222,378
Selling, General and Administrative Expenses (1)	2,962,087	2,937,862	3,093,833
Research and Development Expenses (1)	262,297	457,076	215,647
Stock-based compensation	598,823	338,238	93,941
Loss from operations	(1,561,154)	(1,173,082)	(1,181,043)
Interest Income	109,581	113,615	118,660
Interest Expense	—	(10,716)	(6,382)
Equity in Losses of 3DV Systems Ltd. (Note 4)	(3,331,347)	(222,553)	(500,000)
Other Income	5,132	1,716	1,407
Net loss before cumulative effect of change in accounting principle	(4,777,788)	(1,291,020)	(1,567,358)
Cumulative Effect of Change in Accounting Principle (Note 1m)	—	—	327,169
Net loss after cumulative effect of change in accounting principle	$(4,777,788)	$(1,291,020)	$(1,894,527)
Basic and Diluted Net Loss per Common Share	$ (.24)	$ (.06)	$ (.07)
Shares Used in Computing Basic and Diluted Net Loss per Common Share	19,954,842	22,355,376	26,988,494
(1) Excludes non-cash stock-based compensation as follows:			
Selling, General and Administrative Expenses	$ 176,912	$ 52,140	$ 60,545
Research and Development Expenses	421,911	286,098	33,396
	$ 598,823	$ 338,238	$ 93,941

The accompanying notes are an integral part of these consolidated financial statements.

VISION-SCIENCES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
for the Fiscal Years Ended March 31, 2000, 2001 and 2002

	Common Stock		Additional		Total	Total
	Number of Shares	$.01 Par Value	Paid-in Capital	Accumulated Deficit	Stockholders' Equity	Comprehensive Loss
Balance, March 31, 1999	19,212,021	$192,119	$ 51,830,808	$(46,573,100)	$ 5,449,827	
Sale of common stock, net	1,443,088	14,431	1,485,569	—	1,500,000	
Exercise of stock options	246,019	2,460	139,258	—	141,718	
Stock option grants to non-employees	—	—	598,823	—	598,823	
Currency translation adjustment	—	—	—	1,906	1,906	$ 1,906
Net loss	—	—	—	(4,777,788)	(4,777,788)	(4,777,788)
Total Comprehensive Loss						(4,775,882)
Balance, March 31, 2000	20,901,128	209,010	54,054,458	(51,348,982)	2,914,486	
Sale of common stock, net	5,587,418	55,874	3,397,276	—	3,453,150	
Exercise of stock options	32,285	323	—	—	323	
Stock option grants to non-employees	—	—	338,238	—	338,238	
Currency translation adjustment	—	—	—	(1,062)	(1,062)	(1,062)
Reclass of potential obligations to non-qualified option holders	—	—	(188,515)	—	(188,515)	
Net loss	—	—	—	(1,291,020)	(1,291,020)	(1,291,020)
Total Comprehensive Loss						(1,292,082)
Balance, March 31, 2001	26,520,831	265,207	57,601,457	(52,641,064)	5,225,600	
Sale of common stock, net	582,524	5,825	594,175	—	600,000	
Exercise of stock options	2,000	20	2,355	—	2,375	
Reclass of potential obligations to non-qualified option holders	—	—	188,515	—	188,515	
Net loss	—	—	—	(1,894,527)	(1,894,527)	(1,894,527)
Total Comprehensive Loss						$(1,894,527)
Balance, March 31, 2002	27,105,355	$271,052	$ 58,386,502	$(54,535,591)	$ 4,121,963	

The accompanying notes are an integral part of these consolidated financial statements.

VISION-SCIENCES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the Fiscal Years Ended March 31, 2000, 2001 and 2002

	2000	2001	2002
Cash Flows from Operating Activities:			
Net loss	$(4,777,788)	$(1,291,020)	$(1,894,527)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities—			
Cumulative effect of adopting EITF 00-19	—	—	327,169
Depreciation and amortization	290,946	247,665	220,063
Equity in losses of 3DV Systems Ltd.	3,331,347	222,553	500,000
Loss on disposal of property and equipment	—	2,773	—
Stock option grants to non-employees	598,823	338,238	93,941
Changes in assets and liabilities—			
Accounts receivable	9,781	(68,502)	313,515
Inventories	(644,513)	272,068	(187,165)
Prepaid expenses and other current assets	21,949	10,404	(10,593)
Accounts payable	(77,694)	(87,226)	(728)
Accrued expenses	(15,729)	(208,793)	(274,299)
Deferred development fee	(345,821)	—	—
Net cash used in operating activities	(1,608,699)	(561,840)	(912,624)
Cash Flows from Investing Activities:			
Decrease (increase) in marketable securities	970,608	(1,243,068)	991,623
Purchase of property and equipment, net of disposals	(162,527)	(138,281)	(311,316)
Investment in equity of 3DV Systems Ltd.	(1,500,000)	(500,000)	—
Decrease in other assets	13,333	—	—
Net cash provided by (used in) investing activities	(678,586)	(1,881,349)	680,307
Cash Flows from Financing Activities:			
Proceeds from acceptances payable to a bank, net	179	6,201	4,513
Payment of note payable	—	(28,080)	(52,931)
Proceeds from the sale of common stock, net	1,500,000	3,453,150	600,000
Proceeds from exercise of stock options	141,718	323	2,375
Net cash provided by financing activities	1,641,897	3,431,594	553,957
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,906	(1,062)	—
Net (Decrease) Increase in Cash and Cash Equivalents	(643,482)	987,343	321,640
Cash and Cash Equivalents, beginning of year	2,224,863	1,581,381	2,568,724
Cash and Cash Equivalents, end of year	$ 1,581,381	$ 2,568,724	$ 2,890,364
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Leasehold improvements acquired in exchange for note payable	$ —	$ 105,000	$ —
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ —	$ 10,716	$ 6,382

The accompanying notes are an integral part of these consolidated financial statements.

VISION-SCIENCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2002

(1) Operations and Significant Accounting Policies

The consolidated financial statements include the accounts of Vision-Sciences, Inc. (the "Company"), a Delaware corporation, and its wholly-owned subsidiaries. The Company's subsidiaries are as follows: OpieLab, Inc., a Washington corporation; Machida Incorporated, a Delaware corporation; Vascu-Care, Inc., a Delaware corporation; and Vision Sciences Ltd., an Israeli corporation.

The Company was organized in 1987 to manufacture and assemble optical products. The Company's products and accessories are used within two industry segments, medical and industrial. The medical segment designs, manufactures and markets proprietary single-use sheaths that slide on the insertion tube of flexible endoscopes. The sheaths allow quick, efficient product turnover for health-care providers while ensuring a sterile procedure for each patient. The industrial segment designs, manufactures and markets endoscopes for the industrial market, and manufactures and repairs endoscopes for the medical segment. Endoscopes provide minimally invasive access to areas not readily visible to the human eye. Segment information is presented in Note 9.

The Company expects to derive a substantial portion of its future revenues from its disposable EndoSheath/reusable endoscope systems. The Company has invested substantial funds in this product's development. The Company has incurred losses for the years ended March 31, 2000, 2001 and 2002, and expects to incur a loss for the year ending March 31, 2003. Management believes the Company will not require additional financial support for fiscal year 2003. However, management may seek additional equity capital during fiscal 2003. The Company is also subject to risks, including, but not limited to, the successful marketing of its products, United States Food and Drug Administration (FDA) clearance and regulation, and dependence on key personnel.

The accompanying consolidated financial statements reflect the application of certain accounting policies as described below and elsewhere in the notes to the consolidated financial statements. The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results in the future could differ from those estimates.

(a) Principles of Consolidation

The accompanying consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Basic and Diluted Net Loss per Common Share

The Company calculates earnings per share according to Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share*. Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding. For the years ended March 31, 2000, 2001 and 2002, diluted net loss per common share is the same as basic net loss per common share as the inclusion of other shares of stock issuable pursuant to stock options, totaling 2,578,047, 3,312,297 and 3,310,369 respectively, would be antidilutive.

(1) Operations and Significant Accounting Policies (Continued)

(c) Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method in amounts that allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification	Estimated Useful Life
Machinery and equipment	3-5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the lives of the leases.

(d) Revenue Recognition

In December 1999, the Securities and Exchange Committee issued Staff Accounting Bulletin No. 101 which establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements and was effective beginning in fiscal 2001. The Company recognizes revenue upon product shipment. The Company has determined that its existing revenue recognition practices comply with the guidance in the bulletin.

(e) Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

The components of inventories are as follows:

	March 31,	
	2001	2002
Raw materials	$ 415,853	$ 612,827
Work-in-process	177,804	190,686
Finished goods	412,359	389,668
	$1,006,016	$1,193,181

Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

(f) Other Assets

Other assets consist of deposits and patent costs. Patent costs are amortized on a straight-line basis over 17 years. The Company follows the provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. SFAS No. 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying value of the assets. The Company believes that the carrying values of these assets are fully realizable as of March 31, 2002.

(1) Operations and Significant Accounting Policies (Continued)

(g) Foreign Currency Transactions

The Company charges foreign currency exchange gains or losses in connection with its purchases of products from vendors in Japan to operations in accordance with SFAS No. 52, *Foreign Currency Translation*. For each of the three years in the period ended March 31, 2002, these amounts were not material. The Company translates the financial statements of its foreign subsidiary in accordance with SFAS No. 52. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the period, and expenses are translated at average exchange rates during the period. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity in the accompanying consolidated balance sheets.

(h) Cash and Cash Equivalents

The Company classifies investments with original maturities of three months or less, consisting of U.S. government issues and commercial paper, as cash equivalents. Cash equivalents are stated at amortized cost, which approximates market value.

(i) Marketable Securities

Marketable securities consist of marketable financial instruments with original maturities greater than 90 days. The Company has established guidelines relative to concentration, maturities and credit ratings that are designed to maintain safety and liquidity.

The Company has classified its investments in marketable securities as available-for-sale securities, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Marketable securities are recorded at market value, which approximates amortized cost.

As of March 31, 2002, the Company's marketable securities consisted of commmercial paper and corporate notes with a weighted average maturity of 301 days.

(j) Research and Development Expenses

Research and development expenses are charged to operations as incurred.

(1) Operations and Significant Accounting Policies (Continued)

(k) Concentration of Credit Risk

SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk*, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments that potentially subject the Company to concentration of credit risk are principally cash, marketable securities and accounts receivable. The Company places its cash in federally insured institutions and invests in marketable securities in highly-rated investment vehicles. Concentration of credit risk with respect to accounts receivable relates to certain domestic and international customers to whom the Company makes substantial sales (see Note 9). To reduce risk, the Company routinely assesses the financial strength of its customers and, when appropriate, obtains letters of credit or advance payments for its international sales; as a consequence, the Company believes that its accounts receivable credit risk exposure is limited. The Company had one customer who individually accounted for 13% of the total accounts receivable balance as of March 31, 2002. The Company had three customers who individually accounted for 19%, 12% and 12%, respectively, of the total accounts receivable balance as of March 31, 2001. The Company maintains an allowance for potential credit losses, but historically has not experienced any significant credit losses related to any individual customer or group of customers in any particular industry or geographic area.

(l) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash equivalents, accounts receivable, acceptances payable, note payable and potential obligations to non-qualified option holders. The estimated fair value of these financial instruments approximates their carrying value at March 31, 2001 and 2002. The estimated fair values have been determined through information obtained from market sources and management estimates.

(m) Accounting for Derivative Instruments

In September 2000, the Emerging Issues Task Force issued EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* which requires freestanding contracts that are settled in a company's own stock, including common stock options and warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value, with any changes in fair value recorded in the results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, the Company determined that outstanding options as of March 31, 2002 to purchase 1,375,819 shares of the Company's Common Stock should be designated as "Potential obligations to non-qualified option holders", a liability in the Company's accompanying balance sheet.

Under the transition rules of EITF 00-19, effective June 30, 2001, the Company recorded these options as a liability at fair value with the required adjustment of $327,169 recorded as a cumulative adjustment in its results of operations for the three months ended June 30, 2001. After June 30, 2001, any changes in the fair value were included in the Company's results of operations. For the nine months ended March 31, 2002, the fair value of these outstanding options increased to $421,110. Accordingly, the Company recorded a charge in its results of operations of $93,941 for the nine months ended March 31, 2002.

(1) Operations and Significant Accounting Policies (Continued)

(n) Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income* requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

(o) Reclassification

Certain amounts reported for prior periods have been reclassified to be consistent with the current period presentation.

(p) Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires all entities to recognize the fair value of liabilities for an asset retirement in the period in which it is incurred if reasonable estimates of fair value can be made. This statement is effective for all financial statements issued for fiscal years beginning after June 15, 2002. Management does not expect that SFAS No. 143 will have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement applies to the accounting for long-lived assets, including reporting the effects of the disposal of a segment of a business. This statement is effective for all financial statements issued for fiscal years beginning after December 15, 2001. Management does not expect that SFAS No. 144 will have a material impact on the Company's financial statements.

(2) Debt

The Company has a demand line-of-credit agreement with a bank in support of general working capital needs and the issuance of commercial and standby letters of credit. Borrowings under the agreement bear interest at the bank's prime rate (4.75% and 8% at March 31, 2002 and 2001, respectively) and are secured by the Company's cash and marketable securities held by the bank. The Company may borrow up to $250,000 (net of any letters of credit) under the line of credit, which was renewed by the bank on January 7, 2002 and continues until an event of default occurs. There was $206,774 of credit available at March 31, 2002. Under this agreement, the Company is also subject to certain covenants, including the prohibition of paying cash dividends on its common stock. At March 31, 2002, the Company had acceptances payable aggregating $43,226, maturing in April and May 2002.

In September 2000, the Company executed an operating lease with the owners of the facility that, up to March 2000, was owned by a partnership owned in part by certain stockholders/executives of the Company. The lease provided for, among other things, that the Company would reduce the space it leased, and that the new owner would perform work improving the space to be occupied by the Company. The Company executed a loan of $105,000 from the owner to fund the improvements. The loan bears interest at 12%, is payable over a twenty-four month term beginning September 2000 and was personally guaranteed by two of the Company's stockholder/executives. The balance due the owner was $76,920 and $23,989 at March 31, 2001 and 2002, respectively.

(3) Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates.

The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets with the approximate income tax effect of each type of temporary difference are as follows:

	March 31,	
	2001	2002
Net operating loss carryforwards	$ 17,729,000	$ 18,106,000
Nondeductible reserves	703,000	582,000
Research and development credit carryforwards	581,000	531,000
Other temporary differences	383,000	259,000
Depreciation	(116,000)	24,000
	19,280,000	19,502,000
Less—Valuation allowance	(19,280,000)	(19,502,000)
Net deferred tax asset	$ —	$ —

The Company has recorded a valuation allowance equal to its net deferred tax asset due to the uncertainty of realizing the benefit of this asset. The uncertainty is due to current and projected net losses.

At March 31, 2002, the Company had operating loss carryforwards available to offset future federal taxable income of approximately $44,962,000. These operating loss carryforwards expire at various dates through 2022 and are subject to review and possible adjustment by the Internal Revenue Service.

The Internal Revenue Code limits the amount of net operating loss carryforwards that companies may use in any one year in the event of certain cumulative changes in ownership over a three-year period.

(4) 3DV Systems Ltd.

3DV Systems Ltd. ("3DV"), is an Israeli company in the development stage. 3DV develops object video sensor chipsets that allow high-end broadcasters, video professionals and video-enabled consumers to attain operational efficiencies and enhanced video delivery. The Company accounts for its investment in 3DV using the equity method of accounting. From August 20, 1998 through December 23, 1999, the Company had committed to finance the working capital needs of 3DV. Accordingly, during that period the Company recorded 100% of the losses of 3DV. On December 23, 1999, 3DV completed a second round of financing which resulted in an amendment to the Investment Agreement between 3DV and the Company signed on August 6, 1998. The effect of that amendment was to eliminate the Company's option to purchase the remaining shares of 3DV under certain conditions, and to exempt the Company from guaranteeing the working capital requirements of 3DV. Subsequent to December 23, 1999 the Company included in its statements of operation only its proportional share of 3DV's losses.

(4) 3DV Systems Ltd. (Continued)

During the three months ended June 30, 2001, 3DV incurred losses of approximately $2,177,000. The Company's investment in 3DV totaled $500,000 at March 31, 2001, and accordingly, the Company recorded equity in losses of 3DV of $500,000, the balance of the Company's investment, in the three months ended June 30, 2001. The Company recognized no losses related to 3DV during the three-month periods ended September 30, 2001, December 31, 2001 and March 31, 2002. During these three-month periods, 3DV incurred losses totaling approximately $5,469,000. In the years ended March 31, 2000, 2001 and 2002, the Company recognized equity in the losses of 3DV of $3,331,347, $222,553 and $500,000, respectively.

In April and May 2000, 3DV executed a third round of financing with investors other than the Company. In March 2001, 3DV executed a fourth round of financing with all its investors. As part of this round, the Company invested $500,000 in Series A Convertible Subordinated Notes (the "Notes") of 3DV. In September 2001, 3DV executed a fifth round of financing with investors other than the Company, including two employee-directors of the Company. Subsequent to the fifth round of financing, the Company held approximately 24% of the outstanding shares of 3DV, and would hold approximately 18% of the shares of 3DV, if all employee options and Notes were converted to common shares.

In March 2002, 3DV planned a sixth round of financing with investors other than the Company, including the two employee-directors of the Company. The amount planned to be raised is $4,000,000, payable in two equal installments in March and September 2002.

(5) Egypt Project

In September 2000, the Company contributed $269,000 to the University of Georgia ("UGA") in support of the University of Georgia Hepatitis Project, Proposal No. 022297-01 (the "Egypt Project"). Payments were comprised of a direct grant of $119,000 contributed by the Company, and $150,000 contributed in the form of a loan (the "Loan") to UGA. The Loan bears no interest and only stipulates that it will be repaid to the Company in the event that the total funds received by UGA for the Egypt Project exceed its first-year budget. In fiscal 2001, the Company expensed approximately $269,000 in research and development expenses to support the Egypt Project.

(6) Stockholders' Equity

(a) Sale of Stock

During fiscal 2000, two of the Company's stockholders/executives invested $1,500,000 in the Company's common stock at prices per share equal to 80% of the average closing price of the stock on the Nasdaq SmallCap Market during the five-day trading periods preceding each purchase. The proceeds of the common stock sales were received directly by the Company in exchange for newly issued shares of common stock.

(6) Stockholders Equity (Continued)

On December 29, 2000 and January 2, 2001, the Company completed a private equity placement with four members of the Company's Board of Directors, three of whom are employees of the Company, and a group of other private investors (collectively, the "Investors"). The Company sold an aggregate of 5,587,418 shares of common stock at a price of $.62 per share, which represented 80% of the average closing price of the common stock on the Nasdaq SmallCap Market during the five trading days ended December 11, 2000. The members of the Company's Board of Directors purchased 3,468,096 shares and the other investors purchased 2,119,322 shares. The Company received all the proceeds in exchange for newly issued shares of common stock.

As part of the investment, the Company and the Investors executed a Piggyback Registration Rights Agreement (the "PRRA"). Under the PRRA, the Company will, prior to filing a registration statement with the Securities and Exchange Commission, and subject to agreement with any managing underwriter and certain other limitations, give notice to all the Investors of its intention to do so. If any of the Investors requests registration of their shares, the Company shall use its best efforts to cause those shares to be registered. The Company retains the right to postpone or withdraw any registration without any obligation to the Investors.

On June 13, 2001, the Company completed a private equity placement with a private investor, not previously affiliated with the Company in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The Company sold an aggregate of 582,524 shares of common stock at a price of $1.03 per share, which represented 90% of the average closing price of the common stock on the Nasdaq SmallCap Market during the five trading days ended May 31, 2001. The Company received an aggregate consideration of $600,000 for the newly issued shares of common stock.

(b) Stock Option Plans

The Company had a stock option plan (the "1990 Plan") under which it could grant key employees and consultants incentive and nonstatutory stock options at the fair value of the stock on the date of grant. Options became exercisable at varying dates ranging up to five years from the date of grant. The Board of Directors had authorized the issuance of options for the purchase of up to 4,375,000 shares of common stock under the 1990 Plan, of which 872,087 were retired as of the expiration date of the 1990 Plan.

During fiscal year 2001, the 1990 Plan expired and was replaced with the 2000 Stock Incentive Plan, (the "2000 Plan"). The terms of the 2000 Plan are substantially the same as the 1990 Plan. The Board of Directors has authorized the issuance of options for the purchase of up to 4,000,000 shares of common stock under the 2000 Plan, of which 3,444,928 shares remain available for future grant.

(6) Stockholders Equity (Continued)

A summary of the 2000 and 1990 Plans activity is as follows:

	Number Of Shares	Exercise Price Range	Weighted Average Exercise Price
Outstanding, March 31, 1999	1,321,297	$1.00–$7.50	$2.24
Granted	1,673,019	.01–1.63	1.48
Exercised	(246,019)	.01–1.25	.58
Canceled	(230,250)	1.00–1.63	1.45
Outstanding March 31, 2000	2,518,047	1.13–7.50	1.97
Granted	977,285	.01–1.56	1.16
Exercised	(32,285)	.01	.01
Canceled	(210,750)	1.19–4.00	1.43
Outstanding March 31, 2001	3,252,297	1.06–7.50	1.78
Granted	155,072	.01–1.15	.75
Exercised	(2,000)	1.19	1.19
Canceled	(195,000)	1.06–4.00	1.51
Outstanding March 31, 2002	3,210,369	$ .01–$7.50	$1.75
Exercisable, March 31, 2000	2,023,047	$1.13–$7.50	$2.08
Exercisable, March 31, 2001	2,143,547	$1.13–$7.50	$2.05
Exercisable, March 31, 2002	2,682,869	$ .01–$7.50	$1.86

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ .01–1.25	1,254,622	6.72	$1.10	944,622	$1.11
1.31–1.88	1,710,000	7.90	1.53	1,492,500	1.56
3.00–3.63	31,897	3.69	3.25	31,897	3.25
5.44–7.50	213,850	1.92	7.07	213,850	7.07
	3,210,369	7.00	$1.75	2,682,869	$1.86

On August 16, 1993, the Company adopted the 1993 Director Option Plan (the "1993 Plan") under which it may grant up to 200,000 nonstatutory stock options to nonemployee directors of the Company at the fair value of the stock on the date of grant. Options become exercisable over a four-year period from the date of grant. The Company has reserved 200,000 shares of common stock for the exercise of stock options under the 1993 Plan. As of March 31, 2002, 100,000 shares were available for future grant under the 1993 Plan.

(6) Stockholders Equity (Continued)

A summary of the 1993 Plan activity is as follows:

	Number Of Shares	Exercise Price Range	Weighted Average Option Price
Outstanding March 31, 1999, 2000 and 2001	60,000	$1.50–$11.63	$4.92
Granted	40,000	$ .97–$1.00	$ .99
Outstanding March 31, 2002	100,000	$ .97–$11.63	$3.34
Exercisable March 31, 2000	40,000	$1.50–$11.63	$6.59
Exercisable March 31, 2001	48,000	$1.50–$11.63	$5.75
Exercisable March 31, 2002	64,000	$ .97–$11.63	$4.63

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares
$ .97	20,000	9.76	4,000
1.00	20,000	9.01	4,000
1.50	20,000	5.38	20,000
1.63	20,000	6.38	16,000
11.63	20,000	1.37	20,000
	100,000	6.38	64,000

In October 1995, the FASB issued SFAS No. 123, *Accounting for Stock-Based Compensation,* which requires the measurement of the fair value of stock-based compensation to be included in the statement of operations or disclosed in the notes to the consolidated financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elects the disclosure-only alternative under SFAS No. 123 for stock-based compensation awarded in the years ended March 31, 2000, 2001 and 2002 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The underlying assumptions used are as follows:

	March 31,		
	2000	2001	2002
Risk-free interest rate	5.68%–6.58%	4.64%–6.68%	3.91%–6.68%
Expected dividend yield	—	—	—
Expected lives	5 years	5 years	5 years
Expected volatility	89%	72%	86%
Weighted average value of grants per share	$1.127	$.63	$1.04
Weighted average remaining contractual life of options outstanding (years)	7.94	7.77	6.98

(6) Stockholders Equity (Continued)

Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net loss and net loss per share would have been:

		March 31,		
		2000	2001	2002
Net loss—	As reported	$(4,778,000)	$(1,291,000)	$(1,895,000)
	Pro forma	(5,042,000)	(1,761,000)	(2,445,000)
Net loss per share—	As reported	$ (.24)	$ (.06)	$ (.07)
	Pro forma	(.25)	(.08)	(.09)

Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to March 31, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Under the 1990 Plan and the 2000 Plan, there remain 2,655,297 and 4,000,000 shares of common stock, respectively, reserved for the exercise of stock options.

(c) Stock Compensation Agreement

During the year ended March 31, 1999, the Company entered into an agreement with a consulting firm to provide services that will be paid in non-qualified options to purchase common stock of the Company. The maximum value of services to be rendered, as defined in the contract, is $200,000. The contract was renewed on January 1, 2000, and the Company and consultant intend for the contract to remain in effect until the maximum value of services is reached. The number of shares of common stock to be issued will be based upon the total amount earned during the contract period divided by the lowest closing bid price of the Company's common stock during calendar 1999. During the years ended March 31, 2000, 2001 and 2002, the consulting firm performed services that entitled the firm to receive options to purchase 34,893, 32,285 and 45,072 shares of common stock, exerciseable at $.01 per share, respectively, valued at approximately $49,000, $52,000 and $61,000, respectively. The value of the options granted was calculated using the Black-Scholes option pricing model. All options were granted to the consulting firm during the years ended March 31, 2000 and 2001 were vested 100% upon grant and were exercised. The options granted in the year ended March 31, 2002 were 100% vested upon grant and were exercised in April 2002. The value of the options was recorded as an expense and is included as part of selling, general and administrative expenses in the consolidated statements of operations in the year in which the services were performed.

(7) Commitments and Related Party Transactions

Prior to April 2000, the Company conducted a portion of its operations in certain facilities leased from a partnership owned in part by certain stockholders/executive officers. Rental expense charged to operations for this facility was approximately $197,000 for the year ended March 31, 2000. That partnership sold its interest in those facilities in March 2000. During fiscal 2001, the Company entered into a new lease for a portion of those same facilites from the new owner. This lease and other leases for facilities from nonrelated parties under various agreements expire on various dates through August 2005. Rental expense charged to operations under leases from nonrelated parties was approximately $147,000, $317,000 and $288,000 for the years ended March 31, 2000, 2001 and 2002, respectively. Approximate future minimum lease commitments under all operating leases are as follows, including payments of a note payable in conjunction with certain leasehold improvements capitalized in fiscal year 2002:

Year Ending March 31,	Commitment
2003	$ 313,000
2004	239,000
2005	157,000
2006	72,000
2007	2,000
	$ 783,000

(8) 401(k) Plan

The Company has a 401(k) plan (the "Plan") whereby employees may contribute a certain percentage of their annual compensation, up to a defined maximum. The Company may, but is not obligated to, make a matching contribution up to a certain percentage of each employee's contribution. During the years ended March 31, 2000, 2001 and 2002, the Company recorded matching contributions of approximately $25,000, $29,000 and $30,000, respectively, relating to the Plan.

(9) Segment Information

The Company has adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. This statement established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

The Company has determined it has three reportable segments—medical, industrial and corporate. The medical segment designs, manufactures and sells endosheaths and sells endoscopes to users in the health care industry. The industrial segment designs, manufactures and sells borescopes to a variety of users, primarily in the aircraft maintenance industry. In addition, the industrial segment manufactures and repairs endoscopes for the medical segment. The corporate segment consists of certain administrative expenses beneficial to the Company as a whole and the management oversight of the Company's investments in 3DV, Vision-Sciences, Ltd. and the Egypt Project.

(9) Segment Information (Continued)

The accounting policies of the segments are described in the summary of significant accounting policies. The Company evaluates segment performance based upon operating income. Identifiable assets are those used directly in the operations of each segment. Corporate assets include cash, marketable securities and the investment in 3DV. The carrying value of the investment in 3DV at March 31, 2002 is $0. Data regarding management's view of the Company's segments is provided in the following tables.

Fiscal Year Ended March 31,	Medical	Industrial	Corporate	Adjustments	Total
2000					
Sales to external customers	$3,358,271	$3,696,324	$ —	$ —	$ 7,054,595
Intersegment sales	—	558,626	—	(558,626)	—
Operating (loss) income	(845,362)	330,178	(1,060,591)	14,621	(1,561,154)
Interest income, net	—	—	109,581	—	109,581
Depreciation and amortization	265,590	14,576	10,780	—	290,946
Other significant non-cash items:					
Equity in losses of 3DV Systems Ltd.	—	—	(3,331,347)	—	(3,331,347)
Stock-based compensation	—	—	(598,823)	—	(598,823)
Total assets	2,759,068	1,162,088	1,831,675	(844,901)	4,907,930
Expenditures for fixed assets	150,913	7,050	4,564	—	162,527
2001					
Sales to external customers	$3,675,124	$3,534,150	$ —	$ —	$ 7,209,274
Intersegment sales	—	522,127	—	(522,127)	—
Operating (loss) income	(378,278)	401,721	(1,196,525)	—	(1,173,082)
Interest income, net	—	(10,716)	113,615	—	102,899
Depreciation and amortization	218,321	29,335	9	—	247,665
Other significant non-cash items:					
Equity in losses of 3DV Systems Ltd.	—	—	(222,553)	—	(222,553)
Stock-based compensation	—	—	(338,238)	—	(338,238)
Total assets	2,176,210	1,097,940	4,408,244	(487,733)	7,194,661
Expenditures for fixed assets	114,730	37,946	(14,395)	—	138,281
2002					
Sales to external customers	$3,464,017	$3,249,090	$ —	$ —	$ 6,713,107
Intersegment sales	—	601,206	—	(601,206)	—
Operating (loss) income	(747,362)	351,681	(785,362)	—	(1,181,043)
Interest income, net	—	(6,382)	118,660	—	112,278
Depreciation and amortization	186,111	33,952	—	—	220,063
Other significant non-cash items:					
Equity in losses of 3DV Systems Ltd.	—	—	(500,000)	—	(500,000)
Stock-based compensation	—	—	(421,110)	—	(421,110)
Total assets	1,854,849	975,443	3,233,783	(63,901)	6,000,174
Expenditures for fixed assets	304,937	6,379	—	—	311,316

(9) Segment Information (Continued)

The following table identifies sales by geographic region. Sales are attributable to geographic regions based upon the location of customers.

Geographic Region	Fiscal Years Ended March 31, 2000	2001	2002
Asia and Australia	$ 274,250	$ 411,248	$ 372,037
Canada	96,933	136,543	150,510
Europe	514,368	847,816	1,067,333
Middle East and Africa	96,590	63,404	84,772
South America	256,439	146,852	155,573
United States	5,816,015	5,603,411	4,882,882
Total	$7,054,595	$7,209,274	$6,713,107

For the fiscal year ended March 31, 2000, no customer accounted for 10% or more of consolidated net sales. For the fiscal years ended March 31, 2001 and 2002, one customer accounted for 11% and 13%, respectively, of consolidated net sales.

(10) Accrued Expenses

Accrued expenses consist of the following:

	March 31, 2001	2002
Accrued payroll and related expenses	$ 993,425	$ 714,235
Accrued other	384,030	388,921
	$1,377,455	$1,103,156

(11) Valuation and Qualifying Accounts

Description	Balance, Beginning of Year	Charged to Costs and Expenses	Write-offs	Balance, End of Year
Deducted from Assets Accounts:				
Allowance for doubtful accounts —				
Year ended March 31, 2000	$130,000	$41,000	$15,000	$156,000
Year ended March 31, 2001	156,000	—	58,000	98,000
Year ended March 31, 2002	98,000	—	21,000	77,000

BOARD OF DIRECTORS

Katsumi Oneda
President, Chief Executive Officer and Chairman of the Board
Vision-Sciences, Inc.

Lewis C. Pell
Vice Chairman of the Board
Vision-Sciences, Inc.

William F. Doyle
Managing Director
Insight Venture Partners

Gerald B. Lichtenberger, Ph.D.
Vice President Business Development
Vision-Sciences, Inc.

Kenneth W. Anstey (1) (2)
Private Investor

(1) Audit Committee
(2) Compensation Committee

Fred E. Silverstein, M.D. (1) (2)
Partner
Frazier & Co. LP

John J. Wallace (1)
Chief Operating Officer
Nova Biomedical Corporation

EXECUTIVE OFFICERS

Katsumi Oneda
President, Chief Executive Officer and Chairman of the Board

Lewis C. Pell
Vice Chairman of the Board

Gerald B. Lichtenberger, Ph.D.
Vice President Business Development, Secretary

James A. Tracy
Vice President Finance, Chief Financial Officer

Thomas M. Olmstead
Vice President Sales & Marketing, Medical Segment

Mark S. Landman
Vice President Operations, Medical Segment

Isao Fujimoto
Vice President Manufacturing and Engineering, Industrial Segment

Jitendra Patel
Vice President Sales and Marketing, Industrial Segment

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of the Shareholders of Vision-Sciences, Inc. will be held at 10:00 a.m. on Thursday, August 15, 2002 at the offices of Hale and Dorr LLP, 60 State Street, Boston, MA

Certified Public Accountants
(Fiscal year 2002)
Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110

www.visionsciences.com
www.endosheath.com

Investor Inquiries
Those interested in obtaining information about the Company may visit its web site, www.visionsciences.com, or contact James A. Tracy at Vision-Sciences, Inc., 9 Strathmore Road, Natick, MA, 01760, (508) 650-9971. The Company's Annual Report on Form 10-K is available without charge upon request to the Company.

Legal Counsel
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Common Stock
The Company's Common Stock is listed on the Nasdaq SmallCap Market under the symbol VSCI.

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(718) 921-8210
Correspondence concerning transfer requirements and lost certificates should be directed to the transfer agent at the above address.

VISION SCIENCES

Vision-Sciences, Inc., 9 Strathmore Road, Natick, MA 01760
Phone (508) 650-9971 or (800) 874-9975 Fax (508) 650-9976
www.visionsciences.com
www.endosheath.com